Exhibit 1

INDEX TO FINANCIAL STATEMENTS

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Alcon, Inc.'s management is responsible for establishing and maintaining adequate internal control over financial reporting. Alcon, Inc.'s internal control system was designed to provide reasonable assurance to the Company's management regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Alcon, Inc.'s management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making this assessment, it used the criteria established in *Internal Control--Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2010, Alcon, Inc.'s internal control over financial reporting is effective based on those criteria.

/s/ Kevin J. Buehler	/s/ Robert Karsunky
Kevin J. Buehler	Robert Karsunky
President and	Senior Vice President, Finance,
Chief Executive Officer	Chief Financial Officer and
	Corporate Strategy Officer

February 1, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Alcon, Inc.:

We have audited the accompanying consolidated balance sheets of Alcon, Inc. and subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alcon, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Alcon, Inc.'s internal control over financial reporting as of December 31, 2010 based on criteria established in *Internal Control--Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 1, 2011 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP
KPMG LLP

Fort Worth, Texas
February 1, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Alcon, Inc.:

We have audited Alcon, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control--Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Alcon, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Alcon, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control--Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Alcon, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated February 1, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
KPMG LLP

Fort Worth, Texas
February 1, 2011

ALCON, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,			
	2010		**2009**	
	(in millions, except share data)			
Assets				
Current assets:				
Cash and cash equivalents	$	2,525	$	3,007
Short term investments		889		479
Trade receivables, net		1,483		1,346
Inventories		693		626
Deferred income tax assets		172		162
Other current assets		307		213
Total current assets		6,069		5,833
Long term investments		398		73
Property, plant and equipment, net		1,388		1,304
Intangible assets, net		953		255
Goodwill		833		688
Long term deferred income tax assets		261		391
Other assets		171		142
Total assets	$	10,073	$	8,686
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable	$	370	$	321
Short term borrowings		337		607
Current maturities of long term debt		62		--
Other current liabilities		1,022		1,047
Total current liabilities		1,791		1,975
Long term debt, net of current maturities		--		56
Long term deferred income tax liabilities		65		59
Other long term liabilities		965		691
Contingencies (note 17)				
Shareholders' equity:				
Common shares, par value CHF 0.20 per share, 320,254,200 shares authorized; 305,044,983 shares issued and 302,390,266 shares outstanding at December 31, 2010; 304,016,290 shares issued and 299,550,733 shares outstanding at December 31, 2009		42		42
Additional paid-in capital		1,669		1,535
Accumulated other comprehensive income		98		203
Retained earnings		5,706		4,533
Treasury shares, at cost; 2,654,717 shares at December 31, 2010; and 4,465,557 shares at December 31, 2009		(263)		(408)
Total shareholders' equity		7,252		5,905
Total liabilities and shareholders' equity	$	10,073	$	8,686

See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

	Years ended December 31,					
	2010		**2009**		**2008**	
	(in millions, except share data)					
Sales..	$	7,179	$	6,499	$	6,294
Cost of goods sold		1,675		1,614		1,472
Gross profit		5,504		4,885		4,822
Selling, general and administrative.............................		2,070		1,935		1,961
Research and development		747		665		619
Amortization of intangibles		60		24		29
Other operating expenses...		152		--		--
Operating income...		2,475		2,261		2,213
Other income (expense):						
Gain (loss) from foreign currency, net		(3)		(3)		(21)
Interest income		29		46		76
Interest expense		(9)		(16)		(51)
Other, net..		35		25		(134)
Earnings before income taxes		2,527		2,313		2,083
Income taxes..		317		306		36
Net earnings	$	2,210	$	2,007	$	2,047
Basic earnings per common share	$	7.34	$	6.72	$	6.86
Diluted earnings per common share	$	7.27	$	6.66	$	6.79
Basic weighted average common shares		300,932,749		298,847,072		298,504,732
Diluted weighted average common shares		304,104,272		301,348,181		301,582,676

See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
Years Ended December 31, 2010, 2009 and 2008

	Common Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Treasury Shares	Total
	Number of Shares Outstanding	Amount					
	(in millions, except share data)						
Balance, December 31, 2007	297,662,706	$ 43	$ 1,300	$ 203	$ 3,392	$ (1,563)	$ 3,375
Comprehensive income:							
Net earnings	--	--	--	--	2,047	--	2,047
Change in net unrealized gains (losses) on investments	--	--	--	(7)	--	--	(7)
Foreign currency translation adjustments	--	--	--	(89)	--	--	(89)
Unrecognized postretirement benefits losses and prior service costs, net of taxes	--	--	--	(27)	--	--	(27)
Total comprehensive income							1,924
Adjustment for new pension plan measurement date, net of taxes	--	--	--	--	(1)	--	(1)
Share-based payments	--	--	83	--	--	--	83
Share award transactions	2,031,562	--	25	--	(8)	108	125
Tax benefits on share award transactions	--	--	61	--	--	--	61
Treasury shares acquired	(1,045,915)	--	--	--	--	(127)	(127)
Share cancellation	--	(1)	(21)	--	(981)	1,003	--
Dividends on common shares	--	--	1	--	(750)	--	(749)
Balance, December 31, 2008	298,648,353	42	1,449	80	3,699	(579)	4,691
Comprehensive income:							
Net earnings	--	--	--	--	2,007	--	2,007
Change in net unrealized gains (losses) on investments	--	--	--	40	--	--	40
Foreign currency translation adjustments	--	--	--	71	--	--	71
Unrecognized postretirement benefits losses and prior service costs, net of taxes	--	--	--	12	--	--	12
Total comprehensive income							2,130
Adjustment for acquisition of noncontrolling interest	--	--	(12)	--	--	--	(12)
Share-based payments	--	--	74	--	--	--	74
Share award transactions	977,202	--	5	--	(2)	52	55
Tax benefits on share award transactions	--	--	22	--	--	--	22
Treasury shares acquired	(74,822)	--	--	--	--	(7)	(7)
Share cancellation	--	--	(3)	--	(123)	126	--
Dividends on common shares	--	--	--	--	(1,048)	--	(1,048)
Balance, December 31, 2009	299,550,733	42	1,535	203	4,533	(408)	5,905
Comprehensive income:							
Net earnings	--	--	--	--	2,210	--	2,210
Change in net unrealized gains (losses) on investments	--	--	--	(30)	--	--	(30)
Foreign currency translation adjustments	--	--	--	(43)	--	--	(43)
Unrecognized postretirement benefits losses and prior service costs, net of taxes	--	--	--	(32)	--	--	(32)
Total comprehensive income							2,105
Share-based payments	--	--	78	--	--	--	78
Share award transactions	3,046,622	--	(9)	--	--	178	169
Tax benefits on share award transactions	--	--	65	--	--	--	65
Treasury shares acquired	(207,089)	--	--	--	--	(33)	(33)
Dividends on common shares	--	--	--	--	(1,037)	--	(1,037)
Balance, December 31, 2010	302,390,266	$ 42	$ 1,669	$ 98	$ 5,706	$ (263)	$ 7,252

See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2010	**2009**	**2008**
	(in millions)		
Cash provided by (used in) operating activities:			
Net earnings	$ 2,210	$ 2,007	$ 2,047
Adjustments to reconcile net earnings to cash provided from operating activities:			
Depreciation	212	194	167
Amortization of intangibles	60	24	29
Share-based payments	78	74	83
Tax benefits from share-based compensation	8	5	8
Deferred income taxes	4	51	(146)
Loss (gain) on sale of assets	(29)	49	12
Loss on impairment of available-for-sale securities	--	--	37
Unrealized depreciation (appreciation) on trading securities	(6)	(76)	85
Other, net	4	1	7
Changes in operating assets and liabilities, net of effects from business acquisitions:			
Trade receivables	(129)	(144)	(121)
Inventories	(54)	(6)	(79)
Other assets	(116)	(13)	25
Accounts payable	49	118	(8)
Other current liabilities	(27)	100	62
Other long term liabilities	111	32	(176)
Net cash from operating activities	2,375	2,416	2,032
Cash provided by (used in) investing activities:			
Purchases of property, plant and equipment	(309)	(342)	(302)
Acquisitions of businesses, net of cash acquired	(529)	(149)	(23)
Purchases of intangible assets	(137)	(8)	(26)
Purchases of investments	(2,881)	(1,261)	(1,099)
Proceeds from sales and maturities of investments	2,149	1,362	1,081
Other, net	2	8	4
Net cash from investing activities	(1,705)	(390)	(365)
Cash provided by (used in) financing activities:			
Net proceeds from (repayment of) short term debt	(306)	(492)	(633)
Repayment of long term debt	--	(6)	(2)
Dividends on common shares	(1,037)	(1,048)	(749)
Acquisition of treasury shares	(33)	(7)	(127)
Proceeds from exercise of stock options	169	55	125
Tax benefits from share-based payment arrangements	57	17	53
Net cash from financing activities	(1,150)	(1,481)	(1,333)
Effect of exchange rates on cash and cash equivalents	(2)	13	(19)
Net increase (decrease) in cash and cash equivalents	(482)	558	315
Cash and cash equivalents, beginning of year	3,007	2,449	2,134
Cash and cash equivalents, end of year	$ 2,525	$ 3,007	$ 2,449

See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

(1) Summary of Significant Accounting Policies and Practices

(a) Description of Business

Alcon, Inc. ("Alcon"), a Swiss corporation, is a majority owned subsidiary of Novartis AG. During July 2008, Nestlé S.A. sold approximately 74 million of its Alcon common shares to Novartis. At December 31, 2009, Nestlé owned 156,076,263 common shares of Alcon. In January 2010, Novartis exercised its call option for Nestlé's remaining Alcon common shares and proposed a merger of Alcon with and into Novartis, as discussed in note 16. In August 2010, Novartis acquired Nestlé's remaining Alcon shares. As of December 31, 2010, Novartis had purchased 231,352,279 Alcon common shares.

The principal business of Alcon and all of its subsidiaries (collectively, the "Company") is the development, manufacture and marketing of pharmaceuticals, surgical equipment and devices, contact lens care and other vision care products that treat eye diseases and disorders and promote the general health and function of the human eye. Due to the nature of the Company's worldwide operations, it is not subject to significant concentration risks.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company. All significant balances and transactions among the consolidated entities have been eliminated in consolidation. All consolidated entities are included on the basis of a calendar year.

(c) Management Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Actual results could differ from those estimates.

(d) Foreign Currency

The reporting currency of the Company is the United States dollar. The financial position and results of operations of the Company's foreign subsidiaries are generally determined using the local currency as the functional currency. Assets and liabilities of these subsidiaries have been translated at the rate of exchange at the end of each period. Revenues and expenses have been translated at the weighted average rate of exchange in effect during the period. Gains and losses resulting from translation adjustments are included in accumulated other comprehensive income (loss) in shareholders' equity. The impact of subsidiaries located in countries whose economies are considered highly inflationary is insignificant. Gains and losses resulting from foreign currency transactions are included in nonoperating earnings. Under Swiss corporate law, Alcon is required to declare any dividends on its common shares in Swiss francs.

(e) Cash and Cash Equivalents

Cash equivalents include demand deposits and all highly liquid investments with original maturities of three months or less.

(f) Inventories

Inventories are stated at the lower of cost or market. Cost is determined primarily using the first-in, first-out method.

(g) Investments

The Company holds investments of various types, maturities and classifications.

Trading Securities. Trading securities are stated at fair value, with gains or losses resulting from changes in fair value recognized currently in earnings. Gains or losses from changes in fair value of these securities are included in the consolidated statements of earnings in other, net.

Available-for-Sale Investments. Investments designated as available-for-sale include marketable debt and equity securities. Investments designated as available-for-sale are reported at fair value, with unrealized gains and losses, net of tax, recorded in shareholders' equity. The cost of securities sold is based on the specific identification method. Realized gains and losses on the sale of these securities are recorded in the consolidated statements of earnings in other, net. Should the decline in value of any investment be deemed to be other-than-temporary, the investment basis is written down to fair value and the write-down is recorded to earnings as a loss in other, net.

Held-to-Maturity Investments. The Company holds no investments classified as held-to-maturity.

Short Term/Long Term Classification. The Company considers all liquid interest-earning investments with original maturities of three months or less to be cash equivalents. Debt securities with maturities greater than three months and less than one year are classified as short term investments. Generally, debt securities with remaining maturities greater than one year are classified as long term investments. However, investments with maturities greater than one year may be classified as short term based on their highly liquid nature and because they represent the investment of cash that is available for current operations.

(h) Financial Instruments

The Company uses various derivative financial instruments on a limited basis as part of a strategy to manage the Company's exposure to certain market risks associated with interest rate and foreign currency exchange rate fluctuations expected to occur within the next twelve months. The Company evaluates the use of interest rate swaps and periodically uses such arrangements to manage its interest risk on selected debt instruments.

The Company regularly uses foreign currency forward exchange contracts to reduce the effect of exchange rate changes on certain foreign currency denominated intercompany and third-party transactions. The forward exchange contracts establish the exchange rates at which the Company purchases or sells the contracted amount of foreign currencies for specified local currencies at a future date. The Company uses forward contracts, which are short term in nature, and receives or pays the difference between the contracted forward rate and the exchange rate at the settlement date.

All of the Company's derivative financial instruments are recorded at fair value. For derivative instruments designated and qualifying as fair value hedges, the gain or loss on these hedges is recorded immediately in earnings to offset the changes in the fair value of the assets or liabilities being hedged. For derivative instruments designated and qualifying as cash flow hedges, the effective portion of the gain or loss on these hedges is reported as a component of accumulated other comprehensive income (loss) in shareholders' equity, and is reclassified into earnings when the hedged transaction affects earnings.

(i) Property, Plant and Equipment

Property, plant and equipment are stated at historical cost. Additions, major renewals and improvements are capitalized while repairs and maintenance costs are expensed. Upon disposition, the book value of assets and related accumulated depreciation is relieved and the resulting gains or losses are reflected in earnings.

Depreciation on plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets, which are as follows:

Land improvements..	25 years
Buildings and improvements..	5-50 years
Machinery, other equipment and software..	3-12 years

(j)   Goodwill and Intangible Assets, Net

Goodwill is not amortized, but instead is tested for impairment at least annually. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their residual values and reviewed for recoverability upon the occurrence of an event that might indicate conditions for impairment could exist.

Intangible assets, net, include acquired customer base, trademarks, patents and licensed technology. The cost of these intangible assets is amortized on a straight-line basis over the estimated useful lives of the respective assets, which are 3 to 20 years.

Intangible assets, net, also include the costs of purchased in process research and development projects. The costs of these projects are not amortized but are tested for impairment at least annually and the projects are monitored to determine if commercialization has been achieved. If these projects reach commercialization, the related costs will be amortized over the useful lives of the respective assets.

(k)   Impairment

Long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(l)   Pension and Other Postretirement Plans

The Company sponsors several defined contribution plans, defined benefit retirement plans and a postretirement healthcare plan.

The Company provides for the benefits payable to employees on retirement by charging current service costs to income systematically over the expected service lives of employees who participate in defined benefit plans. An actuarially computed amount is determined at the beginning of each year by using valuation methods that attribute the cost of the retirement benefits to periods of employee service. Such valuation methods incorporate assumptions concerning employees' projected compensation and healthcare cost trends. Prior service costs for plan amendments are generally charged to income systematically over the remaining expected service lives of participating employees.

The overfunded or underfunded status of defined benefit postretirement plans (other than multiemployer plans) is shown as an asset or liability in the balance sheet and changes in the funded status are recognized in the year in which the changes occur through other comprehensive income. Effective January 1, 2008, the Company adopted a provision to measure the funded status of a plan as of the date of its year-end balance sheet. The Company utilized the alternate transition method to transition the measurement date for its defined pension benefit plan in Japan from September 30 to December 31. Under this transition method, the Company charged 3/15ths of the estimated pension cost from October 1, 2007 to December 31, 2008 (or $1, net of taxes) to retained earnings as of January 1, 2008. Retrospective application was not permitted.

The cost recognized for defined contribution plans is based upon the contribution required for the period.

(m) Revenue Recognition

The Company recognizes revenue in accordance with the U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 104.

The Company recognizes revenue on product sales when the customer takes title and assumes risk of loss except for surgical equipment sales. If the customer takes title and assumes risk of loss upon shipment, revenue is recognized on the shipment date. If the customer takes title and assumes risk of loss upon delivery, revenue is recognized on the delivery date. Revenue is recognized as the net amount to be received after deducting estimated amounts for rebates and product returns.

The Company recognizes revenue on surgical equipment sales when the customer takes title and assumes risk of loss and when installation and any required training have been completed. Per procedure technology fees associated with treatment cards related to refractive products manufactured by WaveLight AG are recognized when the treatment cards are delivered and title and risks of ownership are transferred.

When the Company recognizes revenue from the sale of products, certain items, such as cash discounts, allowances and rebates, which are known and estimable at the time of sale, are recorded as a reduction of sales. To the extent the customer will, or is expected to, reduce its payment on the related invoice amounts, these items are reflected as a reduction of accounts receivable and sales.

In accordance with certain government rebate requirements (such as those under U.S. Medicaid and Medicare) and with certain contractual agreements, the Company is required to pay rebates to customers, their customers or government agencies under provisions that limit the amounts that may be paid for pharmaceuticals and surgical devices. The amount of accrued product rebates is included in other current liabilities.

The Company records a reduction of sales for estimated discounts, allowances and rebates in the period in which the related sales occur, based upon historical experience of amounts paid and amounts as a percentage of sales. The Company also considers the effects of changes in product pricing, in sales trends, in contract terms and in laws and regulations.

Value added taxes and other sales taxes are excluded from sales.

(n) Research and Development

Internal research and development costs are expensed as incurred. Third-party research and development costs are expensed as the contracted work is performed or as milestone results have been achieved.

(o) Selling, General and Administrative

Advertising costs are expensed as incurred. Advertising costs amounted to $128, $129 and $144 in 2010, 2009 and 2008, respectively.

Shipping and handling costs amounted to $76, $70 and $76 in 2010, 2009 and 2008, respectively.

Legal costs are expensed during the period incurred.

(p) Income Taxes

The Company recognizes deferred income tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets, liabilities and expected benefits of utilizing net operating loss and credit carryforwards. The impact on deferred income taxes of changes in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period of enactment. Withholding taxes have been provided on unremitted earnings of subsidiaries which are not reinvested indefinitely in such operations. Taxes have not been provided on permanent

investments in certain subsidiaries that would be taxable in the event of liquidation. Dividends paid by subsidiaries to Alcon, Inc. do not result in Swiss income taxes.

(q) Basic and Diluted Earnings Per Common Share

Basic earnings per common share were computed by dividing net earnings by the weighted average number of common shares outstanding for the relevant period. The unvested portion of restricted common shares was excluded in the calculation of basic weighted average common shares outstanding. Diluted weighted average common shares reflect the potential dilution, using the treasury stock method, that could occur if employee stock options for the purchase of common shares and share-settled stock appreciation rights were exercised and if share-settled restricted share units and performance share units and contingent restricted common shares granted to employees were vested.

The following table reconciles the weighted average shares of the basic and diluted share computations:

	2010	2009	2008
Basic weighted average common shares outstanding....	300,932,749	298,847,072	298,504,732
Effect of dilutive securities:			
Employee stock options...	1,736,233	1,807,211	2,585,873
Share-settled stock appreciation rights	1,050,684	414,799	300,834
Share-settled restricted share units and			
performance share units	374,191	187,543	49,786
Contingent restricted common shares.....................	10,415	91,556	141,451
Diluted weighted average common shares outstanding.	304,104,272	301,348,181	301,582,676

Certain executives of the Company had deferred the receipt of 70,675 and 118,180 Alcon common shares at December 31, 2010 and 2009, respectively, into the Alcon Executive Deferred Compensation Plan discussed in note 13. Alcon common shares held in the plan were reflected as outstanding in the consolidated balance sheets and were included in the applicable basic and diluted earnings per share calculations.

The computations of diluted weighted average common shares outstanding for the years ended December 31, 2010, 2009 and 2008 did not include the following instruments, as their exercise prices and unrecognized costs were greater than the average market price of the common shares:

	2010	2009	2008
Stock options	--	125	497,805
Share-settled stock appreciation rights	1,350	5,850	3,628,998

The effect of their inclusion would have been anti-dilutive.

(r) Comprehensive Income

Comprehensive income consists of net earnings, foreign currency translation adjustments, unrealized gains (losses) on investments and the changes in the funded status of defined benefit postretirement plans and is presented in the consolidated statements of shareholders' equity and comprehensive income.

(s) Share-Based Compensation

U.S. GAAP requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, based on estimated "fair values."

The Company estimates the "fair value" of share-based payment awards as of the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense on a straight-line basis over the requisite service period. Share-based compensation expenses recognized in net earnings were based on awards ultimately expected to vest, and therefore the amounts were reduced for estimated forfeitures. The Company estimates forfeitures at the time of grant and revises, if necessary, in subsequent periods if actual forfeitures differ materially from those estimates. Excess tax benefits related to share-based compensation are reflected as financing cash flows rather than operating cash flows.

The Company records deferred tax assets for share-based awards that result in deductions on the Company's income tax returns, based on the amount of compensation cost recognized and the Company's statutory tax rate in the jurisdiction in which it expects to receive a deduction. Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported on the Company's income tax return are recorded in additional paid-in capital (if the tax deduction exceeds the deferred tax asset) or in the consolidated statement of earnings (if the deferred tax asset exceeds the tax deduction and no additional paid-in capital exists from previous awards).

(t) Treasury Shares

Treasury shares are accounted for by the cost method. The board of directors has approved the purchase of Alcon common shares for various purposes as described in notes 12 and 6.

(u) Warranty Reserves

The Company generally warrants its surgical equipment against defects for a period of one year from the installation date. Warranty costs are estimated and expensed at the date of sale and the resulting accrued liability is amortized over the warranty period. Such costs are estimated based on actual cost experience.

(2) Cash Flows—Supplemental Disclosures

	2010	2009	2008
Supplemental Disclosure of Cash Flow Information:			
Cash paid during the year for the following:			
Interest expense, net of amount capitalized	$ 9	$ 14	$ 53
Income taxes	$ 284	$ 262	$ 232

Supplemental Disclosure of Noncash Financing Activities:

During the years ended December 31, 2010, 2009 and 2008, certain individuals terminated employment prior to the vesting of their restricted Alcon common shares and forfeited 239 shares, 5,420 shares and 17,622 shares, respectively. (See note 12 for discussion of restricted common shares.) The forfeited shares were recorded as treasury shares during the respective periods.

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

(3) Supplemental Balance Sheet Information

	December 31,	
	2010	**2009**
Cash and Cash Equivalents		
Cash	$ 479	$ 195
Cash equivalents on deposit with Nestlé	--	10
Cash equivalents -- other	2,046	2,802
Total	$ 2,525	$ 3,007

Cash equivalents consisted of interest-bearing deposits and repurchase agreements with an initial term of less than three months.

	December 31,	
	2010	**2009**
Trade Receivables, Net		
Trade receivables	$ 1,540	$ 1,389
Allowance for doubtful accounts	(57)	(43)
Net	$ 1,483	$ 1,346

	2010	**2009**	**2008**
Allowance for Doubtful Accounts			
Balance at beginning of year	$ 43	$ 45	$ 34
Bad debt expense	19	6	13
Charge-offs, net of recoveries	(5)	(8)	(2)
Balance at end of year	$ 57	$ 43	$ 45

	December 31,	
	2010	**2009**
Inventories		
Finished products	$ 434	$ 375
Work in process	48	50
Raw materials	211	201
Total	$ 693	$ 626

	December 31,	
	2010	**2009**
Other Current Assets		
Prepaid expenses	$ 74	$ 57
Prepaid income taxes	139	58
Receivables from affiliates	3	--
Other	91	98
Total	$ 307	$ 213

	December 31,	
	2010	**2009**
Property, Plant and Equipment, Net		
Land and improvements	$ 28	$ 29
Buildings and improvements	879	828
Machinery, other equipment and software	1,685	1,566
Construction in progress	278	227
Total	2,870	2,650
Accumulated depreciation	(1,482)	(1,346)
Net	$ 1,388	$ 1,304

Construction in progress at December 31, 2010 consisted primarily of initial construction of a new manufacturing facility in Singapore and various plant expansion and upgrade projects. Commitments related to these projects at December 31, 2010 totaled $53.

	December 31,	
	2010	**2009**
Other Current Liabilities		
Deferred income tax liabilities	$ 9	$ 9
Payables to affiliates	--	2
Accrued warranties	12	9
Accrued compensation	339	333
Accrued taxes	217	201
Accrued product rebates	236	221
Other	209	272
Total	$ 1,022	$ 1,047

	2010	**2009**	**2008**
Warranty Reserve			
Balance at beginning of year	$ 9	$ 7	$ 7
Warranty expense	16	12	12
Warranty payments, net	(13)	(10)	(12)
Balance at end of year	$ 12	$ 9	$ 7

	December 31,	
	2010	**2009**
Other Long Term Liabilities		
Pension plans	$ 543	$ 423
Postretirement healthcare plan	123	99
Deferred compensation	29	29
Long term income tax liabilities (note 9)	76	57
Liability for acquisition-related contingent payments	160	71
Other	34	12
Total	$ 965	$ 691

| | December 31, | |
	2010	2009
Accumulated Other Comprehensive Income (Loss)		
Foreign currency translation adjustment	$ 222	$ 265
Unrealized gains (losses) on investments, net of income taxes	--	30
Unrecognized postretirement benefits losses and prior service costs, net of tax benefits	(124)	(92)
Total	$ 98	$ 203

At December 31, 2010, the portion of retained earnings that was available under Swiss law for the payment of dividends was $3,496.

For the years ended December 31, 2010, 2009 and 2008, the Company declared and paid dividends on common shares in Swiss francs ("CHF") as follows:

	2010		2009		2008	
Dividends per common share in Swiss francs	CHF	3.95	CHF	3.95	CHF	2.63
Dividends per common share measured in U.S. dollars	$	3.44	$	3.50	$	2.50
Total dividends on common shares measured in U.S. dollars	$	1,037	$	1,048	$	750

(4) Investments

At December 31, 2010 and 2009, investments were as follows:

	2010	2009
Short term investments:		
Trading securities	$ 6	$ 22
Available-for-sale investments	883	457
Total short term investments	$ 889	$ 479
Long term investments—available-for-sale investments	$ 398	$ 73

At December 31, 2010 and 2009, trading securities were as follows:

	2010		2009	
	Net Unrealized Gains (Losses)	Estimated Fair Value	Net Unrealized Gains (Losses)	Estimated Fair Value
Total trading securities	$ (3)	$ 6	$ (9)	$ 22

At December 31, 2010, available-for-sale investments were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Short term investments:				
U.S. government and agency securities	$ 279	$ 1	$ --	$ 280
Mortgage-backed securities	5	--	--	5
Corporate debt securities	579	1	(2)	578
Foreign government bonds	17	--	--	17
Other investments	3	--	--	3
Total short term investments	883	2	(2)	883
Long term investments:				
U.S. government and agency securities	280	1	(1)	280
Mortgage-backed securities	4	--	--	4
Corporate debt securities	112	--	--	112
Other investments	2	--	--	2
Total long term investments	398	1	(1)	398
Total available-for-sale investments	$ 1,281	$ 3	$ (3)	$ 1,281

At December 31, 2009, available-for-sale investments were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Short term investments:				
U.S. government and agency securities	$ 129	$ --	$ (1)	$ 128
Mortgage-backed securities fund	75	7	--	82
Mortgage-backed securities	6	--	--	6
Senior secured bank loans fund	131	23	--	154
Corporate debt securities	43	--	--	43
Equity securities	29	--	--	29
Other investments	15	--	--	15
Total short term investments	428	30	(1)	457
Long term investments:				
U.S. government and agency securities	52	--	(1)	51
Mortgage-backed securities	10	--	--	10
Equity securities	2	--	--	2
Other investments	8	2	--	10
Total long term investments	72	2	(1)	73
Total available-for-sale investments	$ 500	$ 32	$ (2)	$ 530

The senior secured bank loans fund is a professionally managed fund investing in loans made by banks to large corporate borrowers whose assets are pledged as collateral.

The contractual maturities of available-for-sale investments at December 31, 2010 were as follows:

	Amortized Cost	Estimated Fair Value
Securities not due at a single maturity date*	$ 1	$ 1
Other debt securities, maturing:		
Within one year	563	563
After 1 year through 10 years	710	710
After 10 years through 15 years	--	--
Beyond 15 years	7	7
Total debt securities recorded at market	1,281	1,281
Equity and other investments	--	--
Total available-for-sale investments	$ 1,281	$ 1,281

*Mortgage-backed securities and certain other investments.

Activities related to available-for-sale investments were as shown below. The cost of securities was based on the specific identification method.

	Years ended December 31,		
	2010	2009	2008
Proceeds from sales and principal repayments	$ 2,132	$ 1,068	$ 10
Gross realized gains on sales	39	22	1
Gross realized losses on sales	(4)	(4)	(2)

The net unrealized holding gains (losses) for available-for-sale investments included in accumulated other comprehensive income (loss) in shareholders' equity at December 31, 2010, 2009 and 2008 were less than $1, $30 and $(10), respectively. Net unrealized holding gains (losses) on trading securities included in earnings for the years ended December 31, 2010, 2009 and 2008 were $6, $76 and $(85), respectively.

The changes in net unrealized gains (losses) on investments, net of taxes, included in accumulated other comprehensive income (loss) were:

	2010	2009	2008
Changes in unrealized holding gains (losses) arising during the period	$ 5	$ 58	$ (45)
Reclassification adjustment for losses (gains) included in net income	(35)	(18)	38
Changes in net unrealized gains (losses) on investments, net of taxes	$ (30)	$ 40	$ (7)

As of December 31, 2010 and 2009, there were no gross unrealized losses on individual available-for-sale investments greater than $1.

The Company recognized $37 in losses for other-than-temporary impairment in the year ended December 31, 2008, as discussed in note 5.

Investment Income

Other, net, included gains (losses) on investments as follows:

	2010	2009	2008
Realized gains (losses) on sale of investments	$ 30	$ (49)	$ (12)
Unrealized gains (losses) on investments classified as trading securities	6	76	(85)
Other-than-temporary impairment	--	--	(37)
Total gains (losses) on investments	$ 36	$ 27	$ (134)

(5) Financial Instruments

Foreign Currency Risk Management

A significant portion of the Company's cash flows is denominated in foreign currencies. Alcon relies on ongoing cash flows generated from foreign sources to support its long term commitments to U.S. dollar-based research and development. To the extent the dollar value of cash flows is diminished as a result of weakening local currencies relative to the dollar, the Company's ability to fund research and other dollar-based strategic initiatives at a consistent level may be impaired. The Company has established a foreign currency risk management program to protect against volatility of non-functional currency monetary assets and liabilities and changes in fair value caused by fluctuations in foreign exchange rates.

The Company primarily utilizes forward exchange contracts in countries where they are available and economically beneficial to offset the impact of fluctuations in foreign exchange rates on monetary assets and their related cash flows. All outstanding foreign exchange forward contracts are entered into to protect the value of assets or liabilities denominated in currencies other than the entity's functional currency. To the extent hedged, the changes in fair value of the forward contracts offset the changes in the value of the assets or liabilities. The changes in value of the foreign exchange forward contracts and the assets/liabilities that are being protected are recorded in foreign exchange gains and losses within other income (expense).

The fair values of forward exchange and option contracts are reported in other current assets and other current liabilities. At December 31, 2010, the fair value hedge derivative instruments have settlement dates in the first half of 2011 and cover a gross notional amount of $680.

The Company believes that, at the balance sheet date, counterparty credit risk was not significant due to the credit quality of the counterparties to the derivatives, which were all large financial institutions in Europe, and the short-term maturities of most derivatives. The credit exposure related to these financial instruments was represented by the fair value of contracts with a positive fair value at the reporting date.

For the years ended December 31, 2010 and 2009, the effects of foreign exchange derivative instruments were:

Derivatives in Fair Value Hedging Relationships	Location of Gain (Loss) Recognized in Earnings on Derivatives	2010		2009	
		Amount of Gain (Loss) Recognized in Earnings on Derivatives	Amount of Gain (Loss) on the Hedged Items	Amount of Gain (Loss) Recognized in Earnings on Derivatives	Amount of Gain (Loss) on the Hedged Items
Foreign exchange forward contracts	Gain (loss) from foreign currency, net	$ (28)	$ 16	$ 3	$ (8)

Interest Rate Risk Management

The Company may use interest rate swaps on certain investing and borrowing transactions to manage its net exposure to interest rate changes and to reduce its overall cost of borrowing. The Company does not use leveraged swaps and does not leverage any of its investment activities that would put capital at risk.

At December 31, 2010 and 2009, in connection with a long term bank loan, the Company had an interest rate swap fair value hedge outstanding in the notional principal amount of $61 and $54 at the respective year-end exchange rates. The fair values of interest rate swap agreements are reported in other current assets and other current liabilities. This interest rate swap did not have a significant effect on results of operations in 2010 and 2009.

Fair Value of Financial Instruments

At December 31, 2010 and 2009, the Company's financial instruments included cash and cash equivalents, investments, trade receivables, accounts payable, short term borrowings, long term debt and the estimated fair value of certain contingent payments. The estimated fair values of all of these financial instruments were as noted below. Due to the short term maturities of cash and cash equivalents, trade receivables, accounts payable and short term borrowings, the carrying amounts approximate fair values at the respective balance sheet dates.

At December 31, 2010 and 2009, the Company's cash equivalents included $218 and $30, respectively, of instruments that were tri-party fully collateralized reverse repurchase agreements. They were transacted on December 31, 2010 and 2009 and matured "overnight" on the first business day in January 2011 and 2010. The Company utilized this type of transaction to enhance yields on available cash balances, while maintaining liquidity. These securities were recorded at cost, which approximated fair value.

The Company received debt and equity securities as collateral for its advances under the reverse repurchase agreements. A financial institution other than the seller held the collateral for the Company's benefit. The value and the liquidity of the underlying collateral were required to be between 102% and 110%, depending upon the credit of collateral, of the advanced amount and were evaluated by an independent third-party custodian. The Company recorded only its advances under the agreements as cash equivalents at the time of entering the transactions and recognized the interest income upon settlement. The collateral value or changes in collateral value were not recorded or recognized.

The fair values of long term debt were based on interest rates then currently available to the Company for issuance of debt with similar terms and remaining maturities. The fair values of investments and acquisition-related contingent payments were determined as discussed below.

	December 31,						
	2010				2009		
	Carrying Amounts		Fair Value		Carrying Amounts		Fair Value
Assets:							
Short term trading and available-for-sale investments ..	$	889	$	889	$	479	$ 479
Long term available-for-sale investments......................		398		398		73	73
Forward exchange contracts		--		--		6	6
Interest rate swaps		--		--		1	1
Liabilities:							
Long term debt		62		62		56	56
Liability for acquisition-related contingent payments ...		160		160		71	71
Forward exchange and option contracts		12		12		2	2

Financial instruments, such as equity or fixed income securities, other investments, financial liabilities and derivatives, are presented at fair value. Fair value is defined as the price at which an asset could be exchanged or a liability could be transferred in an orderly transaction between knowledgeable and willing market participants within the principal or most advantageous market at the measurement date. Where available, fair value is based on or derived from observable market prices or parameters. Where observable prices or inputs are not available, pricing for similar financial assets or liabilities, dealer quotes or valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity.

Financial assets and liabilities recorded at fair value in the consolidated balance sheets were categorized based upon the level of judgment associated with the inputs used to measure their fair value. These categories, from lowest to highest based on the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

The types of Company assets carried at Level 1 fair value are equities listed in active markets.

Level 2 – Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the assets or liabilities through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

The Company's assets generally included in this fair value category are various government agency securities, certain investment funds, mortgage backed securities, collateralized mortgage obligations, foreign exchange derivatives and certain interest rate derivatives. Foreign exchange derivatives and interest rate derivatives are valued using corroborated, observable market data. The Company's liabilities generally included in this fair value category consist of certain foreign exchange derivatives.

Level 3 – Inputs are unobservable inputs for the asset or liability. These inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Generally, the Company's assets carried at fair value included in this category are various investment funds.

The Company's liabilities carried at fair value in this category are acquisition-related contingent payments.

The Company's Level 3 financial investments are held in funds professionally managed by investment managers. The net asset values are furnished in statements received from fund custodians whose statements reflect valuations conducted according to their respective fund pricing policies and asset types. The complete details of the fund holdings of several of the Company's professionally managed funds may be unavailable at times, limiting the Company's ability to look through to the underlying assets at the date the financial statements are prepared. Because of these constraints, the Company classifies these fund investments as Level 3.

As of December 31, 2010, the Company estimated $160 as the fair value of its obligations to make contingent payments related to acquisitions. The fair value measurements were based on significant inputs not observable in the market and thus represent a Level 3 measurement.

In connection with an acquisition in 2009, the Company is obligated to make acquisition-related contingent payments of up to $439 based upon the achievement of future research and development milestones that would be expected to create value for Alcon. At December 31, 2010, the fair value of these payments was estimated to be $71. Each milestone was assigned a probability based on its current status. The resultant probability-weighted cash flows were then discounted using a discount rate of 5.3%, which the Company believed was appropriate and representative of a market participant assumption. The probabilities assigned to payment streams ranged from 5% to 39%. An increase or decrease of 10 percentage points in the probability assumptions would result in an adjustment to the estimated value of approximately $30.

In connection with acquisitions in 2010, the Company is obligated to make acquisition-related contingent payments of up to $528 upon achieving certain sales objectives through 2015. The fair values of these payments at December 31, 2010 were estimated to total $89. The fair values were based on the Company's estimates of the probability and timing of related sales projection streams. Each revenue projection assumption was assigned a probability and the resultant probability-weighted cash flows were then discounted using discount rates between 4.5% and 6%, which the Company believed was appropriate and representative of market participant assumptions. Achieving the Company's most optimistic sales assumptions would not increase the estimated total fair value more than $10.

The fair values of these contingent payments are reviewed each reporting period. Any changes in the estimated value not associated with the original purchase price valuation are recorded in the Company's results of operations. No such changes were recognized in the current period.

Fair Value by Category

Financial assets and financial liabilities measured at fair value on a recurring basis were categorized in the tables below based upon the lowest hierarchical level of input that is significant to the fair value measurement.

	Fair Value as of December 31, 2010			
	Level 1	**Level 2**	**Level 3**	**Total**
Financial Assets				
Trading securities - Hedge funds...............	$ --	$ --	$ 6	$ 6
Available-for-sale securities:				
U.S. government and agency securities...	--	560	--	560
Mortgage-backed securities...............	--	9	--	9
Corporate debt securities....................	--	690	--	690
Foreign government bonds.................	--	17	--	17
Other investments.............................	--	5	--	5
Total..	$ --	$ 1,281	$ 6	$ 1,287
Financial Liabilities				
Liability for acquisition-related contingent payments...	$ --	$ --	$ 160	$ 160
Foreign exchange and option contracts....	--	12	--	12
Total...	$ --	$ 12	$ 160	$ 172

	Fair Value as of December 31, 2009			
	Level 1	**Level 2**	**Level 3**	**Total**
Financial Assets				
Trading securities - Hedge funds...............	$ --	$ --	$ 22	$ 22
Available-for-sale securities:				
U.S. government and agency securities...	--	179	--	179
Mortgage-backed securities fund......	--	82	--	82
Mortgage-backed securities...............	--	16	--	16
Senior secured bank loans fund.........	--	154	--	154
Corporate debt securities....................	--	43	--	43
Equity securities...............................	31	--	--	31
Other investments.............................	--	25	--	25
Forward exchange contracts.....................	--	6	--	6
Interest rate swaps...................................	--	1	--	1
Total..	$ 31	$ 506	$ 22	$ 559
Financial Liabilities				
Liability for acquisition-related contingent payments...	$ --	$ --	$ 71	$ 71
Foreign exchange and option contracts....	--	2	--	2
Total..	$ --	$ 2	$ 71	$ 73

Level 3 Gains and Losses

At December 31, 2010, trading securities were the only type of financial assets included in Level 3. The trading securities were professionally managed investment funds, which included hedge funds of $6. The fair value of the investment funds classified as Level 3 could not be determined by independent market observation or through the use of other observable valuation techniques. The valuation was based on net asset values as furnished by the funds'

custodian. If more than an insignificant proportion of a particular fund's assets were Level 3, the entire fund was classified as Level 3, although many of the fund's individual holdings may meet the definition of Level 1 or Level 2. The only liabilities included in Level 3 were the acquisition-related contingency payments, as discussed earlier in this note.

Total gains or losses (realized and unrealized) for financial assets and liabilities classified as Level 3 that were included in earnings before income taxes were a component of other, net, in the consolidated statements of earnings. For the year ended December 31, 2010, there were net gains (realized and unrealized) of $1 from trading securities, and the Company received proceeds from sales of Level 3 trading securities of $17. Realized and unrealized net gains during the period were approximately 5% of the beginning balance for Level 3 trading securities and did not negatively affect or materially impact operations, liquidity or capital resources.

The table presented below summarizes the change in carrying values associated with Level 3 financial instruments during the year ended December 31, 2010.

	Assets		Liabilities	
	Trading Securities		**Acquisition-Related Contingent Payments**	
Beginning balance………………………………………………………	$	22	$	71
Total net gains or losses (realized/unrealized)--				
Included in earnings before income taxes………………………...		1		--
Purchases of investments……………………………………………...		--		--
Acquisition-related activities…………………………………………		--		89
Proceeds on sales and maturities……………………………………..		(17)		--
Transfers in and/or out of Level 3…………………………………...		--		--
Ending balance……………………………………………………………	$	6	$	160

Gains and losses (realized and unrealized) on Level 3 financial instruments included in earnings were reported in other, net, as follows:

	2010	
Net gains (losses) included in earnings for the period	$	1
Change in unrealized net gains (losses) related to assets still held at reporting date	$	1

At December 31, 2009, trading securities were the only type of financial assets included in Level 3. The trading securities were professionally managed investment funds, which included fixed income funds of $22. The fair value of the investment funds classified as Level 3 could not be determined by independent market observation or through the use of other observable valuation techniques. The valuation was based on net asset values as furnished by the funds' custodian. If more than an insignificant proportion of a particular fund's assets were Level 3, the entire fund was classified as Level 3, although many of the fund's individual holdings may meet the definition of Level 1 or Level 2. The only liabilities included in Level 3 were the acquisition-related contingency payments, as discussed earlier in this note.

Total gains and losses (realized and unrealized) included in earnings before income taxes for financial assets and liabilities classified as Level 3 were a component of other, net, in the consolidated statements of earnings. For the

year ended December 31, 2009, there were net gains (realized and unrealized) of $7 from trading securities, and the Company received proceeds from sales of Level 3 trading securities of $246. Realized and unrealized net gains during the period were approximately 3% of the beginning balance for Level 3 trading securities and did not negatively affect or materially impact operations, liquidity or capital resources.

The table presented below summarizes the change in carrying values associated with Level 3 financial instruments during the year ended December 31, 2009.

	Assets	Liabilities
	Trading Securities	**Acquisition-Related Contingent Payments**
Beginning balance……………………………………………………	$ 261	$ --
Total net gains or losses (realized/unrealized) --		
Included in earnings before income taxes………………………...	7	--
Acquisition-related activities…………………………………………	--	71
Proceeds on sales and maturities…………………………………….	(246)	--
Transfers in and/or out of Level 3…………………………………....	--	--
Ending balance………………………………………………………	$ 22	$ 71

Gains and losses (realized and unrealized) on Level 3 financial instruments included in earnings were reported in other, net, as follows:

	2009
Net gains (losses) included in earnings for the period...	$ 7
Change in unrealized net gains (losses) related to assets still held at reporting date	$ 2

Valuation Techniques

Valuation techniques used for financial assets and liabilities accounted for at fair value are generally categorized into three types: market approach, income approach and cost approach. The Company valued its Level 3 financial assets and liabilities at December 31, 2010 and 2009 primarily using the market approach and, to a lesser extent, the income approach.

Market Approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. Valuation techniques consistent with the market approach include comparables. A majority of the Company's balances measured at fair value on a recurring basis were valued using the market approach. Most measurements were market quotes or obtained from other reliable market sources. The Company did not use market indices for valuing material balances measured at fair value.

Income Approach. Income approach valuation techniques convert future amounts, such as cash flows or earnings, to a single present or discounted amount. The measurement is based on the value indicated by current market expectations about those future amounts. Examples of income approach valuation techniques include present value techniques, option-pricing models, binomial or lattice models that incorporate present value techniques and option-pricing models. The Company valued certain derivatives, in part or whole, and acquisition-related contingent payments using the income approach.

Cost Approach. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset. The Company did not employ the cost approach for determining fair value of financial assets and liabilities.

The valuation approaches are consistent with generally accepted valuation methodologies. While all three approaches are not applicable to all assets or liabilities accounted for at fair value, where appropriate and possible, one or more valuation techniques may be used. Professionally managed investment funds may use a combination of market, income and cost approaches. The process of selecting which valuation method(s) to apply considers the definition of an exit price and the nature of the asset or liability being valued and significant expertise and judgment is required.

Other-Than-Temporary Impairment of Available-for-Sale Investments

The Company reviews quarterly its available-for-sale investments to identify impaired equity and debt securities. An individual security is impaired if the fair value of the investment is less than its amortized cost basis. Impairment may be either temporary or other-than-temporary.

The Company normally reviews securities held in its portfolio that have been in a continuous loss position for twelve months or longer and securities whose fair value is significantly lower than its amortized cost basis. Impairment is evaluated using a combination of quantitative and qualitative factors such as considering the length of time and extent to which the fair value has been below cost, the financial condition and near-term prospects of the issuer, as well as the Company's ability and intent to hold the investments for an adequate period of time until an anticipated market price recovery or maturity. In its impairment analysis of debt securities, management assesses whether it does not have the intent to sell the security before maturity and it is more likely than not that it will not have to sell the security before recovery of its cost basis. If an impairment is determined to be other-than-temporary, the investment is written down to fair value, and a loss is recognized immediately through earnings.

In addition, the Company assesses whether there are probable credit losses associated with impaired available-for-sale debt securities. The portion of an other-than-temporary impairment of an available-for-sale debt security that is related to credit loss is recognized in earnings and the remainder of the difference between the cost basis of the debt security and its fair value is recorded in other comprehensive income.

The Company determined that, at December 31, 2010 and 2009, there were no unrealized losses on available-for-sale investments that were other-than-temporarily impaired and there were no credit losses on any investments.

The Company determined that, at December 31, 2008, unrealized losses on certain available-for-sale equity securities and a senior secured bank loans fund were other-than-temporarily impaired due to deteriorating general market conditions, particularly during the fourth quarter of 2008, coupled with the unlikely near term prospects for achieving a sustainable recovery, uncertainty about future market conditions, and declines in certain quantitative or qualitative factors. The other-than-temporary impairment recognized for the senior secured bank loans fund also was deemed appropriate to bring a significant portion of the unrealized losses in line with current market conditions for credit default rates and loss recovery rates. The Company recognized losses for other-than-temporary impairment during the year ended December 31, 2008 of $37.

Concentrations of Credit Risk

As part of its ongoing control procedures, the Company monitors concentrations of credit risk associated with corporate issuers of securities and financial institutions with which it conducts business. Credit risk is minimal as credit exposure limits are established to avoid a concentration with any single issuer or institution. The Company also monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. Concentrations of credit risk associated with these trade receivables are considered minimal due to the Company's diverse customer base. Bad debts have been minimal. The Company does not normally require collateral or other security to support credit sales.

(6) Intangible Assets and Goodwill

	December 31, 2010		December 31, 2009	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible Assets				
Subject to amortization:				
Licensed technology………………….....	$ 467	$ (315)	$ 332	$ (296)
Patents………………………………....	290	(40)	111	(24)
Other…………………………………....	562	(115)	121	(93)
Total subject to amortization………..	1,319	(470)	564	(413)
Not subject to amortization:				
Purchased in process research and development assets………………….....	104	--	104	--
Total intangible assets…………..	$ 1,423	$ (470)	$ 668	$ (413)

During the years ended December 31, 2010 and 2009, the Company added licensed technology, patents and other intangible assets through business acquisitions and asset purchases. Note 18 provides additional information on changes to intangible assets from significant business acquisitions in 2010 and 2009.

	Years ended December 31,		
	2010	2009	2008
Aggregate amortization expense related to intangible assets.....	$ 60	$ 24	$ 29

Estimated Amortization Expense:

For year ended December 31, 2011	$ 78
For year ended December 31, 2012	$ 73
For year ended December 31, 2013	$ 67
For year ended December 31, 2014	$ 67
For year ended December 31, 2015	$ 65

The changes in the carrying amounts of goodwill for the years ended December 31, 2010 and 2009 were as follows:

	United States Segment	International Segment	Total
Goodwill			
Balance, December 31, 2008	$ 403	$ 242	$ 645
Acquisition of business	18	22	40
Impact of changes in foreign exchange rates	2	1	3
Balance, December 31, 2009	423	265	688
Acquisitions of businesses	90	64	154
Impact of changes in foreign exchange rates	(5)	(4)	(9)
Balance, December 31, 2010	$ 508	$ 325	$ 833

(7) Short Term Borrowings

	December 31,	
	2010	2009
Lines of credit	$ 307	$ 273
Commercial paper	--	286
From affiliates	4	7
Bank overdrafts	26	41
Total short term borrowings	$ 337	$ 607

At December 31, 2010, the Company had several unsecured line of credit agreements with third parties totaling $597 that were denominated in various currencies. The commitment fees related to unused borrowings under these facilities were less than $1 during 2010, 2009 and 2008. The weighted average interest rates at December 31, 2010 and 2009 were 2.2% and 2.2%, respectively. The amounts outstanding under these agreements at December 31, 2010 were due at various dates during 2011.

During the first half of 2010 and all of 2009, the Company had a $2,000 commercial paper facility. Nestlé guaranteed the commercial paper facility and assisted in its management, for which the Company paid Nestlé an annual fee based on the average outstanding commercial paper balances. The Company's management believes that any fees paid by the Company to Nestlé for their guarantee of any indebtedness or for the management of the commercial paper program were comparable to the fees that would be paid in an arm's length transaction. Total fees paid to Nestlé in connection with this facility for the years ended December 31, 2010, 2009 and 2008 were less than $1 per year.

During 2010, the Company entered into an unsecured line of credit agreement denominated in Venezuelan bolivars with a subsidiary of Novartis. These short term borrowings at December 31, 2010 were due October 15, 2011. The weighted average interest rate at December 31, 2010 was 10.0%. The unused portion under the line of credit agreements was $8 at December 31, 2010.

The Company had several unsecured bank overdraft lines of credit denominated in various currencies totaling $248 at December 31, 2010. The weighted average interest rates on bank overdrafts at December 31, 2010 and 2009 were 4.5% and 4.5%, respectively.

(8) Long Term Debt

	December 31,		
	2010		**2009**
Bank loan..	$ 62	$	56
Less current maturities of long term debt	62		--
Long term debt, net of current maturities	$ --	$	56

The Company's Japanese subsidiary has an outstanding bank loan with a fixed interest rate of 1.6%, due in January 2011. This fixed rate of 1.6% was swapped for floating rate yen LIBOR, which was 0.2% at December 31, 2010. The bank loan was guaranteed by Nestlé for a fee of less than $1 annually in 2010, 2009 and 2008. The bank loan contains provisions that may accelerate the obligation in the event that Nestlé's ownership of Alcon falls below 51%. Although Nestlé's ownership fell below this threshold, the lenders have opted not to call the loan before its maturity date. The balance of the loan was paid in January 2011.

Interest costs of $1, $1 and $2 in 2010, 2009 and 2008, respectively, were capitalized as part of property, plant and equipment.

(9) Income Taxes

The components of earnings before income taxes were:

	2010		**2009**		**2008**
Switzerland..	$ 1,822	$	1,339	$	1,446
Outside Switzerland...	705		974		637
Earnings before income taxes....................................	$ 2,527	$	2,313	$	2,083

Income tax expense (benefit) consisted of the following:

	2010		**2009**		**2008**
Current:					
Switzerland...	$ 5	$	29	$	6
Outside Switzerland..	308		226		176
Total current..	313		255		182
Deferred:					
Switzerland...	--		(1)		(6)
Outside Switzerland..	4		52		(140)
Total deferred..	4		51		(146)
Total..	$ 317	$	306	$	36

During the year ended December 31, 2010, the Company recognized a $25 tax charge for the write-off of deferred tax assets as a result of provisions of U.S. healthcare reform laws enacted during the period.

Income tax expense for the year ended December 31, 2008 reflected a net reduction of $271 for period items, including a reduction of $236 related to losses associated with the Company's investment in and advances to its

former subsidiary, Summit Autonomous, Inc., as well as reductions related to progress in audit settlements, advance pricing agreement negotiations, the lapse of statutes of limitation and other minor items.

Current tax expense does not reflect benefits of $65, $22 and $61 for the years ended December 31, 2010, 2009 and 2008, respectively, related to restricted shares and the exercise of employee stock options, recorded directly to additional paid-in capital.

In 2010, 2009 and 2008, the Company realized certain Swiss tax benefits totaling approximately $194, $145 and $130, respectively, for its commitment to relocate and significantly expand its global administration operations in Switzerland. The initial term of these benefits is expected to continue from 2008 for a period of five years. These benefits would be extended for an additional five years if the Company fulfills certain employment commitments and maintains these commitments through 2022.

A reconciliation of income tax expense at the statutory tax rate of 7.8% in Switzerland to the consolidated effective tax rate follows:

	2010	2009	2008
Statutory income tax rate	7.8%	7.8%	7.8%
Effect of different tax rates in various jurisdictions	4.8	4.8	8.2
Current year research and experimentation credits	(0.6)	(0.9)	(1.1)
Other current year taxes	0.3	0.4	0.2
Current year nondeductible and excludable items	(0.4)	0.1	(0.4)
Effect of losses on investment in Summit Autonomous, Inc.	--	--	(11.3)
Effect of provisions of U.S. healthcare reform legislation	1.0	--	--
Effect of change of majority ownership	(0.3)	--	--
Tax impact of prior year audit settlements, amended returns and adjustments to estimates	--	1.1	(1.7)
Other	(0.1)	(0.1)	--
Effective tax rate	12.5%	13.2%	1.7%

At December 31, 2010, Alcon's subsidiaries had loss carryforwards that expire as follows:

2011	$	--
2012		--
2013		--
2014		2
2015		--
2016-2030		91
Indefinite		--
Total loss carryforwards	$	93

Deferred income taxes are recognized for tax consequences of temporary differences by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities.

Temporary differences and carryforwards at December 31, 2010 and 2009 were as follows:

| | December 31, | |
	2010	**2009**
Deferred income tax assets:		
Trade receivables	$ 53	$ 41
Inventories	9	12
Intangible assets	50	25
Accounts payable and other current liabilities	113	113
Other liabilities	232	237
Share-based payments	60	81
Loss carryforwards	31	3
Gross deferred income tax assets	548	512
Unused tax credits	18	19
Valuation allowance	(5)	(6)
Total deferred income tax assets	561	525
Deferred income tax liabilities:		
Property, plant and equipment	35	34
Intangible assets	157	--
Other	10	6
Total deferred income tax liabilities	202	40
Net deferred income tax assets	$ 359	$ 485

The valuation allowances for deferred tax assets as of January 1, 2010 and 2009 were $(6) and $(5), respectively. The net changes in the total valuation allowance for each of the years ended December 31, 2010 and 2009 were a decrease of $1 and an increase of $1, respectively. The valuation allowances at December 31, 2010 and 2009 were primarily related to costs for which deductions did not appear to be more likely than not to be realized. Based on the Company's historical pretax earnings, management believes it is more likely than not that the Company will realize the benefit of the existing net deferred income tax assets at December 31, 2010. Management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable earnings; however, there can be no assurance that the Company will generate any earnings or any specific level of continuing earnings in future years. Certain tax planning or other strategies could be implemented, if necessary, to supplement earnings from operations to fully realize tax benefits.

Withholding taxes of approximately $107 have not been provided on approximately $2,133 of unremitted earnings of certain subsidiaries since such earnings are, or will be, reinvested in operations indefinitely. Taxes of approximately $17 have not been provided on temporary differences of approximately $212 for permanent investments in certain subsidiaries that will be taxable upon liquidation.

The Company or one of its subsidiaries files income tax returns in Switzerland, the U.S. federal jurisdiction, and various state and other foreign jurisdictions. With few exceptions, the Company is no longer subject to Swiss, U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2004.

In June 2009, the Internal Revenue Service ("IRS") commenced an examination of the Company's U.S. income tax returns for 2006 and 2007 that was completed substantially in January 2011. In May 2009, the IRS and the Company entered the Compliance Assurance Process ("CAP") program for 2009. In January 2010, the IRS and the Company extended the CAP program to 2010. The Company also currently is subject to income tax examinations by various state, local and foreign tax authorities. In addition, in June 2009, the Company and the IRS signed an

advance pricing agreement ("APA") contract memorializing the mutual agreement letter between Switzerland and the United States for years through 2014 that covers all material intercompany transactions involving the Company and its subsidiaries in these two jurisdictions. Finally, during the fourth quarter of 2007, the Company submitted a similar request for a bilateral APA between Japanese and Swiss tax authorities that would cover the tax years 2008 through 2012. The Company received the duly signed Japanese-Swiss APA in the third quarter of 2010.

The Company believes that it takes reasonable positions on its tax returns filed throughout the world; however, tax laws are complex and susceptible to differing interpretations. Tax authorities throughout the world, from time to time, routinely challenge positions taken by the Company, particularly in the case of transfer pricing issues. The Company has identified its uncertain tax positions and prepared its reserve for contingent tax liabilities to reflect the associated unrecognized tax benefits (the "Tax Reserves") in accordance with Financial Accounting Standards Board ("FASB") guidance which, among other things, requires that the Company assume that it will be subject to examination in every jurisdiction in which it is subject to tax. Management believes that the Tax Reserves are fairly stated but believes it is reasonably possible that the total amount of unrecognized tax benefits related to transfer pricing, currency translations and other tax positions reflected in the Tax Reserves will significantly increase or decrease within 12 months of the reporting of this financial statement as the result of, among other things, (i) developments with respect to currently active audits and/or (ii) the further development of tax laws through judicial or administrative actions and/or the actual payment of Tax Reserves. Although tax laws are complex and significant uncertainty exists with respect to the actual date that any of the currently active audits could reach final resolution or a new audit could commence, management believes it is reasonably possible that unrecognized tax benefits could increase in the next 12 months by at least 10% or decrease by up to 70%.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits, exclusive of interest and penalties, related to uncertain tax positions is as follows:

	2010	2009
Balance at January 1	$ 74	$ 130
Additions for tax positions related to prior years	19	40
Reductions for tax positions related to prior years	(13)	(16)
Additions for tax positions related to the current year	4	10
Settlements	(12)	(90)
Lapse of statutes of limitation	(1)	--
Balance at December 31	$ 71	$ 74

During the years ended December 31, 2010 and 2009, the total amount of unrecognized tax benefits excluding interest and penalties, included in the Tax Reserves decreased by $3 to $71 and decreased by $56 to $74, respectively. The net decrease in unrecognized tax benefits in 2010 reflected progress on audit settlements, APA negotiations, the lapse of statutes of limitation and other minor items. The net decrease in unrecognized tax benefits in 2009 reflected the resolution of various audits, progress on ongoing audits, APA negotiations, the development of case law, the lapse of statutes of limitations and other minor items. The amounts of unrecognized tax benefits that would impact the effective tax rate if recognized at December 31, 2010 and 2009 were $64 and $69, respectively.

The Company's policy is to classify interest and penalties in income tax expense. The gross amount of interest and penalties accrued as part of the Tax Reserves at December 31, 2010 and 2009 were $14 and $9, respectively. At December 31, 2010, the consolidated balance sheet included $1 in other current liabilities and $76 in other long term liabilities for the Tax Reserves, net of deposits with statutory authorities. At December 31, 2009, the consolidated balance sheet included $19 in other current liabilities and $57 in other long term liabilities for the Tax Reserves, net of deposits with statutory authorities. The gross amounts of interest and penalties included in the consolidated statements of earnings for 2010 and 2009 were not significant.

(10) Business Segments

The Company conducts its global business through two business segments: Alcon United States and Alcon International. Alcon United States includes sales to unaffiliated customers located in the United States of America, excluding Puerto Rico. Alcon United States operating income is derived from operating profits within the United States. Alcon International includes sales to all other unaffiliated customers.

Each business segment markets and sells products principally in three product categories of the ophthalmic market: (1) pharmaceutical (prescription drugs), (2) surgical equipment and devices (cataract, vitreoretinal and refractive), and (3) consumer eye care (contact lens disinfectants and cleaning solutions, artificial tears and ocular vitamins). Business segment operations generally do not include research and development, certain manufacturing and other corporate functions.

Segment performance is measured based on sales and operating income reported in accordance with U.S. GAAP.

Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment. Research and development costs, excluding regulatory costs which are included in the business segments, are treated as general corporate costs and are not assigned to business segments.

Identifiable assets are not assigned by business segment and are not considered in evaluating the performance of the business segments.

	Sales			Operating Income			Depreciation and Amortization		
	2010	**2009**	**2008**	**2010**	**2009**	**2008**	**2010**	**2009**	**2008**
United States .... $	3,177 $	2,914 $	2,807 $	1,896 $	1,664 $	1,554 $	64 $	47 $	46
International	4,002	3,585	3,487	1,728	1,507	1,472	107	90	78
Segments total	7,179	6,499	6,294	3,624	3,171	3,026	171	137	124
Manufacturing operations ...	--	--	--	(64)	(64)	(61)	58	51	46
Research and development..	--	--	--	(687)	(579)	(527)	24	18	16
General corporate	--	--	--	(332)	(190)	(144)	19	12	10
Share-based compensation..	--	--	--	(66)	(77)	(81)	--	--	--
Total .... $	7,179 $	6,499 $	6,294 $	2,475 $	2,261 $	2,213 $	272 $	218 $	196

During the year ended December 31, 2010, advancements in its sales reporting system permitted the Company to better estimate allowable deductions from sales in the calculation of accrued royalties. This change in estimate resulted in a $24 addition to U.S. operating income during the period.

In the year ended December 31, 2010, the Company incurred pretax expenses totaling $152 for costs (including $12 in share-based compensation costs) related to the change of majority ownership discussed in note 16 and other costs to support Alcon's board of directors in its evaluation of Novartis's merger proposal. In the tables above, these expenses were included with general corporate expenses.

On February 11, 2009, the Company announced that it initiated programs to align its operations with the evolving economic conditions and market environment. These programs included a staffing reduction of approximately 260 employee positions that resulted in a pre-tax charge of $19 for the year ended December 31, 2009, which was included in general corporate expenses.

(11) Geographic, Customer and Product Information

Sales for the Company's country of domicile and all individual countries accounting for more than 10% of total sales are presented below along with long lived assets in those countries. Sales by ophthalmic market segment are also included. Sales below are based on the location of the customer. Sales to one customer of the United States business segment represented $661 of the Company's consolidated sales in 2008. No single customer accounted for more than 10% of total sales in 2010 and 2009.

| | Sales | | | | | Property, Plant and Equipment | | |
| | For the Years ended December 31, | | | | | At December 31, | | |
	2010		2009		2008		2010		2009
United States.....................................	$	3,177	$	2,914	$	2,807	$	739	$	720
Switzerland.......................................		50		46		44		20		19
Rest of world		3,952		3,539		3,443		629		565
Total	$	7,179	$	6,499	$	6,294	$	1,388	$	1,304
Pharmaceutical	$	3,066	$	2,677	$	2,561				
Surgical..		3,220		2,997		2,881				
Consumer eye care		893		825		852				
Total	$	7,179	$	6,499	$	6,294				

(12) Share-Based Compensation Plans

Under the Amended 2002 Alcon Incentive Plan, the Company's board of directors may award to officers, directors and key employees share-based compensation, including stock options, share-settled stock appreciation rights ("SSARs"), restricted shares, share-settled restricted share units ("RSUs"), performance share units and certain cash-settled liability awards. The total number of shares from conditional capital and treasury shares that may be issued under the plan with respect to such awards cumulatively shall not exceed 40 million Alcon common shares. The number of shares that may be delivered pursuant to an exercise or after a lapse of a restriction period may not exceed 10% of the total number of shares issued and outstanding at that time. The grant prices for stock options or stock appreciation rights shall not be lower than the prevailing stock exchange price upon the grant of the award, unless specifically approved by the board.

Individual grants become exercisable generally on or after the third anniversary of the grant and lapse on the tenth anniversary of the grant. Grants prior to February 2006 also become exercisable upon early retirement at or after age 55. If there is a change in control (as defined by the plan), the exercise or vesting of the awards accelerates.

Beginning in February 2006, consistent with earlier grants, participants may vest in the stock option and SSAR grants upon early retirement at or after age 55; however, under grants subsequent to January 2006, participants may exercise these instruments only on or after the third anniversary of the grant. Restricted share and restricted share unit awards are subject to a three-year cliff vesting; furthermore, participants retiring before reaching age 60 for awards granted subsequent to January 2006 through December 2008, or age 62 for awards granted subsequent to January 2009, will forfeit some or all of such awards if the three-year service period has not expired.

The Company intends to satisfy all equity awards granted prior to December 31, 2003 and after December 31, 2007 with the issuance of new shares from conditional capital authorized for the Amended 2002 Alcon Incentive Plan. At December 31, 2010, the Company had reserved approximately 19.6 million Alcon common shares for issuance pursuant to the Amended 2002 Alcon Incentive Plan.

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

The Company's board of directors has authorized the acquisition on the open market of Alcon common shares to, among other things, satisfy the share-based awards requirements granted under the Amended 2002 Alcon Incentive Plan. At December 31, 2010, outstanding authorizations by the Company's board of directors would have permitted the purchase of approximately 1.6 million Alcon common shares. The Company has purchased treasury shares on the open market to satisfy the majority of the outstanding equity awards granted subsequent to December 31, 2003 and prior to January 1, 2008. Additional treasury shares were purchased during 2008 in anticipation of presenting the shares to the shareholders for approval of cancellation (note 16).

Change of Control Provisions

Upon the change of control in the ownership of Alcon to Novartis from Nestlé discussed in note 16, the Company's share-based compensation awards granted to employees prior to January 1, 2009 vested immediately. However, the vesting of similar awards granted after January 1, 2009 will accelerate only if the respective participant's employment with the Company or its successor is terminated without cause, or by the participant under certain circumstances, within six months preceding or during the two years following a change of control. The acceleration of vesting increased the cost of share-based payments $8, which was included in other operating expenses in 2010. If the change of control had not occurred, $6 of that cost would have been recognized in normal attribution during the remainder of 2010.

Upon the completion of the merger discussed in note 16, management expects that Novartis common shares would be substituted for Alcon common shares under the outstanding share-based awards at the merger date. The substitution ratio would be based on the price of a Novartis share in the merger relative to $168 for an Alcon share, but no cash would be paid.

Equity Awards

Net earnings for the years ended December 31, 2010, 2009 and 2008 reflected the impact of compensation cost for all share-based payments based on the estimated grant-date "fair value."

The effects of share-based equity awards on operating income and net earnings for the years ended December 31, 2010, 2009 and 2008 were as follows:

	2010	2009	2008
Total share-based equity award costs applicable for period	$ 78	$ 74	$ 83
Costs relieved from (capitalized in) inventory	--	--	--
Costs recognized in operating income	78	74	83
Tax benefit recognized in net earnings	23	23	27
Reduction to net earnings	$ 55	$ 51	$ 56

Compensation expense for equity awards was calculated on a straight-line basis over the three-year vesting period of the applicable share-based awards, with acceleration of the expense for individuals meeting the requirements for retirement and under the change of control provisions, as described above.

As of December 31, 2010, total unrecognized compensation cost related to nonvested share-based equity compensation arrangements (including share options, SSARs and nonvested share and share unit awards) granted under the plan was $112. That cost is expected to be recognized over a weighted average period of 1.6 years.

F-36

Options and SSARs

No options or SSARs were granted in 2010. The "fair values" of each stock option and SSAR granted in 2009 and 2008 were estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2009	**2008**
Expected volatility	31.5%	29.5%
Risk-free interest rate	1.66%	2.67%
Expected dividend yield	3.0%	1.5%
Expected term	5 years	5 years

The Company based its estimates of expected volatility on daily historical trading data of its common shares from March 2002 through the grant dates and, due to its short history as a public company when compared to length of the term of the instruments, other factors, such as the volatility of the common share prices of other pharmaceutical and surgical companies.

The risk-free interest rate assumptions were based on implied yields, at the grant dates, of U.S. Treasury zero-coupon bonds having a remaining term equal to the expected term of the employee share awards.

The expected dividend yield was estimated generally based upon the Company's historic dividend yield since 2003, projected dividend increases and other relevant information.

The Company estimated the expected term consistent with historical exercise and cancellation activity of its previous share-based grants with a ten-year contractual term, as well as that of other pharmaceutical and surgical companies.

Forfeitures of stock options and SSARs were estimated to be 4.0% in 2010 (6.3% in 2009 and 7.3% in 2008) of the number granted, based on historical experience.

If factors change and the Company employs different assumptions to account for share-based payments in future periods, the compensation expense that the Company records may differ significantly from what the Company has recorded in the current period.

The status of the stock options and SSARs as of December 31, 2010 and the changes during the year then ended are presented below:

	Stock Options				SSARs			
	Number	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value	Number	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at beginning of period	5,633,142	$ 68			5,345,020	$ 117		
Granted	--	--			--	--		
Forfeited	(26,936)	97			(42,442)	104		
Exercised	(2,448,823)	69			(1,501,331)	130		
Expired	(617)	133			(1,863)	129		
Outstanding at end of period	3,156,766	68	3.6	$ 302	3,799,384	112	7.1	$ 197
Exercisable at end of period	2,965,322	66	3.3	$ 288	1,991,643	134	6.1	$ 59

The weighted average grant-date "fair values" of stock options granted during the years ended December 31, 2009 and 2008 were $19 and $39 per option, respectively. The total intrinsic values of the stock options exercised during the years ended December 31, 2010, 2009 and 2008 were $227, $69, and $191, respectively.

The weighted average grant-date "fair values" of SSARs granted during the years ended December 31, 2009 and 2008 were $19 and $38 per SSAR. The total intrinsic value of SSARs exercised during the years ended December 31, 2010 and 2009 were $244 and $4. No SSARs were exercised during the year ended December 31, 2008.

The following tables summarize information about stock options and SSARs as of December 31, 2010:

		Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Term (Years)	Weighted Average Exercise Price per Share	Scheduled Exercisable Date		Number Exercisable	Weighted Average Exercise Price per Share
$ 33	204,431	1.2	$ 33	March 21, 2005		204,431	$ 33
36	597,888	2.1	36	February 18, 2006		597,888	36
42-50	12,100	2.5	47	Various dates in 2006		12,100	47
63	916,083	3.1	63	February 11, 2007		916,083	63
67-80	58,000	3.7	77	Various dates in 2007		58,000	77
80	5,500	4.0	80	January 18, 2008		5,500	80
79	939,838	4.1	79	February 9, 2008		939,838	79
98-105	11,000	4.4	101	Various dates in 2008		11,000	101
123	61,106	5.1	123	February 8, 2009		61,106	123
131	85,510	6.1	131	February 12, 2010		85,510	131
148	72,409	7.1	148	February 11, 2011		72,409	148
145	125	7.3	145	April 3, 2011		125	145
87	192,070	8.1	87	February 17, 2012		1,332	87
90	706	8.3	90	April 3, 2012		--	
Total	3,156,766					2,965,322	

		SSARs Outstanding				SSARs Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Term (Years)	Weighted Average Exercise Price per Share	Scheduled Exercisable Date	Number Exercisable	Weighted Average Exercise Price per Share	
$ 123	599,512	5.1	$ 123	February 8, 2009	599,512	$ 123	
100	6,600	5.3	100	May 2, 2009	6,600	100	
131	724,509	6.1	131	February 12, 2010	724,509	131	
133	6,000	6.4	133	May 14, 2010	6,000	133	
148	627,864	7.1	148	February 11, 2011	627,864	148	
145-168	21,266	7.3	148	Various dates in 2011	21,266	148	
87	1,781,786	8.1	87	February 17, 2012	5,892	87	
90-116	31,847	8.3	97	Various dates in 2012	--		
Total	3,799,384				1,991,643		

Restricted Shares and RSUs

Restricted shares and RSUs are recognized over the required service period at the closing market price for Alcon common shares on the date of grant. Forfeitures of restricted shares and RSUs in 2010, 2009 and 2008 were estimated to be 6.0%, 8.3% and 9.8%, respectively, of the number granted, based on historical experience. The status of the nonvested restricted shares and RSUs as of December 31, 2010 and the changes during the year then ended are presented below:

	Restricted Shares				RSUs			
	Number	Weighted Average Grant-Date Price per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Market Value	Number	Weighted Average Grant-Date Price per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Market Value
Nonvested at beginning of period	125,058 $	131			693,782 $	110		
Granted	--	--			790,636	159		
Vested	(124,819)	131			(288,922)	144		
Forfeited	(239)	131			(38,353)	127		
Nonvested at end of period	--	--	--	$ --	1,157,143	134	1.53	$ 189

No restricted shares were granted during 2010, 2009 and 2008. The total market values of restricted shares that vested during the years ended December 31, 2010, 2009 and 2008 were $20, $14 and $4, respectively.

The weighted average grant-date market values of RSUs granted during the years ended December 31, 2010, 2009 and 2008 were $159, $89, and $147 per share, respectively. The total market values of RSUs that vested during the years ended December 31, 2010, 2009 and 2008 were $50, $6 and less than $1, respectively.

Performance Share Units

In February 2009 and 2008, pursuant to the Amended 2002 Alcon Incentive Plan, the Company's board of directors approved the grants of approximately 47,000 and 37,000 performance share units, respectively, to the senior executive officers and other selected executives. The performance share units are designed to award

additional compensation in the form of Alcon shares if certain earnings per share targets are met. The final awards may be adjusted by a total shareholder return multiplier. If minimum earnings per share targets are not met, no Alcon shares are delivered under the awards. These awards do not pay dividend equivalents during the performance period. The 2009 and 2008 performance share units vest at the end of a three-year service period, with forfeitures if the recipient is not fully vested before age 62 or 60, respectively.

The "fair value" of each performance share unit was estimated at the grant date assuming that the target performance goal will be achieved and using a Monte Carlo simulation approach to model adjustments for total shareholder return modifier provisions. The following weighted average assumptions were incorporated into the valuation model:

	2009	2008
Expected volatility	31.5%	29.5%
Risk-free interest rate	1.22%	2.10%
Expected dividend yield	3.0%	1.5%
Expected term	3 years	3 years

In the event that the minimum performance goals are not met, previously recognized compensation cost will be reversed. The Company recognizes the "fair values" of performance share units over the required service period.

Forfeitures of performance share units were estimated to be 0.8% in 2010 (1.5% in 2009 and 2.3% in 2008) of the number granted, based on historical experience of other types of awards and the limited number of executives receiving them. The status of the performance share unit awards as of December 31, 2010 and the changes during the year then ended are presented below:

	Performance Share Units			
	Number	Weighted Average Grant-Date "Fair Value" per Unit	Weighted Average Remaining Contractual Term (Years)	Aggregate Market Value
Nonvested at beginning of period	81,155	$ 114		
Granted	--	--		
Vested	(8,003)	107		
Forfeited	(683)	86		
Nonvested at end of period	72,469	114	0.7	$ 12

The weighted average grant-date "fair values" of performance share units granted during the years ended December 31, 2009 and 2008 were $86 and $152 per instrument, respectively. The total market value of performance share units that vested during the year ended December 31, 2010 was $1. No performance share units vested during the years ended December 31, 2009 and 2008. No such instruments were granted in 2010 and prior to 2008.

Liability Awards

The Amended 2002 Alcon Incentive Plan also provides that the board may grant cash-settled stock appreciation rights ("CSARs") whereby the grantee may receive the appreciation in share value over the grant price. Individual grants become exercisable generally on or after the third anniversary of the grant and lapse on the tenth anniversary of the grant. In addition to scheduled vesting, shares are fully vested upon meeting the requirements for retirement.

The Company accounts for CSARs as share-based liability awards that are remeasured each reporting period through the awards' settlement dates using the Black-Scholes option-pricing model and similar assumptions to those used for measuring equity grants. No CSARs were granted in 2010, 2009 and 2008. At December 31, 2010 and 2009, all CSARs were fully vested and were measured at their intrinsic value. The market price for Alcon common shares was $163 per share at December 31, 2010. At December 31, 2010 and 2009, the Company's liability for CSARs totaled $2 and $3, respectively. The related activity in 2010, 2009 and 2008 was not significant.

The Company expects to use liability awards minimally in the future. As of December 31, 2010, there was no unrecognized compensation cost related to CSARs granted under the plan.

(13) Deferred Compensation

The Alcon Executive Deferred Compensation Plan permits certain executives of the Company to defer receipt of compensation and certain stock gains otherwise payable currently and to accumulate earnings thereon on a tax-deferred basis. The plan is designed to permit executives' deferral elections to be held and owned by the Company in a Rabbi trust. During the years ended December 31, 2010, 2009 and 2008, certain executives elected to defer compensation totaling $2, $1, and $1 respectively. At December 31, 2010 and 2009, other long term liabilities in the accompanying consolidated balance sheets included liabilities under the plan of $12 and $13, respectively.

In 2004, the Company established the Alcon Excess 401(k) Plan, allowing deferral of excess employer contributions that cannot be made to the Alcon 401(k) Retirement Plan because of limitations under the U.S. Internal Revenue Code of 1986. During the years ended December 31, 2010, 2009 and 2008, deferrals under the plan were $5, $3 and $3 respectively. At December 31, 2010 and 2009, liabilities under the plan, included in other long term liabilities in the accompanying consolidated balance sheets, were $17 and $13, respectively.

(14) Related Party Transactions

As of December 31, 2010, Novartis had purchased 231,352,279 common shares of Alcon, and Nestlé no longer owned any common shares of Alcon.

On January 9, 2009, the Company entered into an agreement with Novartis Pharma AG (an affiliate of Novartis) providing for the co-promotion under their license of the Lucentis® product in Japan. This agreement has a three-year term ending on December 31, 2011. During the years ended December 31, 2010 and 2009, the Company recognized approximately $10 and $3 in co-promotion fees from this agreement, which fees were more than sufficient to recover the Company's costs under the agreement.

During the year ended December 31, 2010, the Company reimbursed Novartis for certain operating expenses totaling $2 incurred on the Company's behalf.

The Company's other material transactions with related parties during 2010, 2009 and 2008 were with Nestlé and its subsidiaries. All material related party transactions that are not disclosed elsewhere in these notes are included below.

During 2010, 2009 and 2008, the Company had investments and borrowings with Nestlé and its subsidiaries which resulted in the following impact to earnings before income taxes:

	2010	2009	2008
Interest expense	$ 1	$ 3	$ 5
Interest income	$ --	Less than $1	Less than $1

The Company continues to lease certain facilities from Nestlé subsidiaries which resulted in rent expense of $3, $3, and $2 in 2010, 2009 and 2008, respectively. Nestlé provided the Company with certain services, including a portion of the Company's information technology licenses, corporate legal services, certain treasury and cash

management activities and certain internal audit activities. Nestlé charged the Company for its portion of the costs of these services based on arm's length prices. Such charges were less than $3 in each of the three years ended December 31, 2010, 2009 and 2008.

During 2008, Lehman Brothers International (Europe) London filed for administration in England. At that time the Company's cash and cash equivalents included $707 of short term securities held in a segregated custodial account of Lehman Brothers International (Europe) London pursuant to a Custody Agreement. Nestlé invoiced the Company in December 2008, and in 2009 the Company reimbursed Nestlé, for a total of $5 in fees paid by Nestlé to the Joint Administrators of Lehman Brothers International (Europe) (in administration) related to the release of the short-term securities held in the custodial account. This amount of fees is subject to adjustment depending on the final costs incurred to settle the administration of Lehman Brothers International (Europe).

The Company executed certain foreign exchange contracts through Nestlé Finance SA, Cham to benefit from Nestlé's foreign exchange transaction volumes and expertise. At December 31, 2010 and 2009, the Company had no notional amounts outstanding with Nestlé.

The Company participated with certain Nestlé affiliates in specific cash pooling accounts under which overdraft lines of credit were available and were jointly and severally guaranteed by all participants, including the Company. At December 31, 2010, these lines of credit were longer available.

The Company was part of the Nestlé Swiss Value-Added Tax Group until October 2010, when a new Swiss Alcon Value-Added Tax Group was formed. Alcon is jointly and severally liable for any value-added tax liabilities of all other Swiss Alcon Group participants effective October 2010.

(15) Pension and Postretirement Benefits

The Company's pension and postretirement benefit plans, which in aggregate cover substantially all employees in the United States and employees in certain other countries, consist of defined benefit pension plans, defined contribution plans and a postretirement healthcare plan. The Company's cost of defined contribution plans was $94, $86 and $78 in 2010, 2009 and 2008, respectively.

The information provided below pertains to the Company's defined benefit pension plans and postretirement healthcare plan. The measurement date used to determine pension and postretirement benefit measurements for all of the benefit plans in 2010, 2009 and 2008 was December 31 of the respective year.

The changes in benefit obligations, fair values of plan assets and funded status for the years ended December 31, 2010 and 2009 were:

	Pension Benefits		Postretirement Benefits	
	2010	**2009**	**2010**	**2009**
Change in Benefit Obligation				
Benefit obligation at beginning of year ....$	557 $	458 $	276 $	269
Service cost..	28	23	14	13
Interest cost...	30	29	16	16
Benefits paid by trust..	(5)	(7)	(11)	(10)
Benefits paid by Company	(21)	(19)	--	--
Employee contributions..	1	1	--	--
Foreign currency translation...	7	3	--	--
Medicare subsidy...	--	--	1	1
Conversion of multi-employer plan/acquisition	--	35	--	--
Special termination benefits	101	--	--	--
Curtailment..	(44)	--	--	--
Actuarial (gain)/loss	58	34	45	(13)
Benefit obligation at end of year	712	557	341	276
Change in Plan Assets				
Fair value of plan assets at beginning of year...............................	119	68	177	123
Actual return on plan assets..	7	10	18	32
Employer contribution..	12	17	34	32
Employee contributions..	1	1	--	--
Conversion of multi-employer plan/acquisition	--	29	--	--
Foreign currency translation...	4	1	--	--
Benefits paid..	(5)	(7)	(11)	(10)
Fair value of plan assets at end of year...	138	119	218	177
Funded Status at End of Year ....$	(574) $	(438) $	(123) $	(99)
Amounts Recognized in the Consolidated Balance Sheets				
Accrued benefit costs in other current liabilities ....$	(31) $	(15) $	-- $	--
Pension and postretirement obligation in other long term liabilities	(543)	(423)	(123)	(99)
Net amount recognized in the consolidated balance sheet............$	(574) $	(438) $	(123) $	(99)

Amounts recognized in accumulated other comprehensive income, net of taxes, at December 31, 2010 consisted of:

	Pension Benefits		Postretirement Benefits	
Prior service cost...	$	--	$	--
Net losses (gains)...		82		42
Total..	$	82	$	42

   The amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost in the year ended December 31, 2011 were estimated to be:

	Pension Benefits	Postretirement Benefits
Prior service cost..	$ --	$ --
Net losses (gains)...	4	4
Total...	$ 4	$ 4

The accumulated benefit obligation for all defined benefit pension plans was $605 and $439 at December 31, 2010 and 2009, respectively.

The following table provides information for pension plans with an accumulated benefit obligation in excess of plan assets at December 31, 2010 and 2009:

	Pension Benefits	
	2010	2009
Projected benefit obligation..	$ 571	$ 438
Accumulated benefit obligation...	511	359
Fair value of plan assets..	13	10

Weighted Average Assumptions to Calculate Benefit Obligations as of December 31	Pension Benefits		Postretirement Benefits	
	2010	2009	2010	2009
Discount rate	4.8%	5.4%	5.5%	6.0%
Expected return on plan assets	4.0	4.2	6.6	7.5
Rate of compensation increase	4.9	4.9	N/A	N/A

Weighted Average Assumptions to Calculate Net Benefit Costs for	Pension Benefits		Postretirement Benefits	
	2010	2009	2010	2009
Discount rate	5.4%	5.7%	6.0%	6.0%
Expected return on plan assets	4.2	3.3	7.5	7.5
Rate of compensation increase	4.9	5.1	N/A	N/A

The discount rates for the defined benefit pension plans were determined by matching, as of the respective measurement dates, the expected future cash flows with high-quality fixed-income securities of the same duration. This resulted in weighted average discount rates for appropriate equivalent annualized rates.

The discount rates for the postretirement benefit plan were determined by matching the expected future cash flows with high quality fixed-income securities of the same duration as of the respective measurement dates.

The expected long term rates of return on plan assets were based on historical market index returns for the applicable asset classes weighted in proportion to the target allocation of the plan. The return assumption for the

postretirement benefits plan also took into account the estimated cost of life insurance coverage and insurer profit due to the use of the trust-owned life insurance investment vehicle.

At December 31, 2009, the Company adopted the provisions of the Compensation-Defined Benefits-Disclosure Topic of the ASC, as adopted by the FASB, which enhances disclosure requirements for fair value measurements. The required hierarchical levels were discussed in note 5.

Pension Plan Assets

The Company's overall investment strategy is to achieve a mix of investments for long-term growth and investments for near-term benefit payments, with a wide diversification of asset types, fund strategies, and fund managers. The strategies use a variety of asset classes to provide return opportunities that are consistent with the Company's acceptable risk tolerance. The majority of the Company's plans are unfunded, with the major funded plans designated for employees in Japan, Belgium and Spain.

The target allocations for plan assets at December 31, 2010 (on a weighted-average basis) were 12% equity securities, 14% debt securities, 41% guaranteed investment contracts and 33% other investments. Equity securities primarily included investment in large capitalization companies and index funds located in the United States and Japan. Debt securities were primarily government bonds in Japan. The guaranteed investment contract was with an insurance company located in Japan used to fund benefits for employees in Japan. Other investments consisted of investment funds mainly invested in a mix of debt and equity securities for employees in Belgium, the Netherlands and Norway. Assets previously invested with a Nestlé plan for employees in Spain had been liquidated and the proceeds were in cash and cash equivalents at December 31, 2010.

Expected long-term rates-of-return on assets were based primarily on historical returns and asset-liability modeling studies and considered expected real returns, inflation fluctuations and volatility of each asset category.

At December 31, 2010 and 2009, the Company's asset allocations by asset category were as follows:

	2010	2009
Cash and cash equivalents……………………………………..................	$ 31	$ 8
Equity securities………………………………….....................………..	5	12
Debt securities…………………………………….....................………...	7	20
Guaranteed investment contracts……………………………………...	51	40
Other investments:		
Investment funds………………………………………………………..	39	35
Other………………………………………………………………………	5	4
Total……………………………………………………………………	$ 138	$ 119

At December 31, 2010, financial assets for pension benefits measured at fair value on a recurring basis were categorized in the table below based upon the lowest level of input that is significant to the fair value measurement as follows:

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents....................................	$ 31	$ --	$ --	$ 31
Equity securities (a)...	--	5	--	5
Debt securities (b)...	--	7	--	7
Guaranteed investment contracts (c)....................	--	51	--	51
Other investments (d):				
Investment funds...	--	39	--	39
Other...	--	5	--	5
Total.......................................	$ 31	$ 107	$ --	$ 138

(a) This category consists mainly of large capitalization companies and index funds in the United States and Japan.

(b) This category consists mainly of government debt securities primarily in Japan.

(c) This category is primarily guaranteed investment contracts in Japan administered through insurance companies with guaranteed returns of 0.75%. The life insurance companies pool pension plan assets together from all the participating companies and generally invest in a relatively conservative asset mix of corporate and government bonds, mostly Japanese, with a minor portion in both domestic and foreign equity, loans and other investments.

(d) This category includes assets held in a variety of funds primarily managed by Nestlé Capital Management (a Nestlé affiliate) and State Street Global Advisors for the benefit of employees in Belgium and the Netherlands. Equity funds consist of Robusta European, Common Contractual and Emerging Market funds (operated by Nestlé's investment management company) and State Street Global Advisors Asia Pacific and World Index funds. Fixed income funds consist of Euro government bonds, Robusta Inflation Linked and Global Credit Bonds (operated by Nestlé's investment management company). A minor portion of the funds are invested in real estate, commodities and absolute return hedge funds.

The Company maintains an irrevocable Rabbi trust to be held and invested in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company. The assets of the trust are restricted to the payment of pension benefits except under certain conditions, such as the Company's insolvency or termination of the trust. The Alcon Executive Retirement Plans Grantor Trust Agreement provides for the Company to fund the current actuarially determined present value of the aggregate accrued pension benefits of all participants upon the change of control (discussed in note 16). Based on actuarially determined pension benefit projections and market conditions, the Company contributed $152 during 2010 to satisfy this requirement. The assets of the trust were primarily the cash surrender value ($279 as of December 31, 2010) of company owned life insurance policies purchased from a related captive insurance company subsidiary and cash equivalents ($152 as of December 31, 2010).

The Company does not anticipate that any assets from defined benefit plans would be returned to the Company during the year ending December 31, 2011.

At December 31, 2009, financial assets for pension benefits measured at fair value on a recurring basis were categorized in the table below based upon the lowest level of input that is significant to the fair value measurement as follows:

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents........................	$ 8	$ --	$ --	$ 8
Equity securities (a).................................	--	12	--	12
Debt securities (b)...................................	--	20	--	20
Guaranteed investment contracts (c).......	--	40	--	40
Other investments (d):				
Investment funds..............................	--	35	--	35
Other...	--	4	--	4
Total	$ 8	$ 111	$ --	$ 119

(a) This category consists mainly of large capitalization companies and index funds in the United States and Europe.

(b) This category consists mainly of government debt securities in Europe, the United States and Japan.

(c) This category is primarily guaranteed investment contracts in Japan administered through insurance companies with guaranteed returns of 0.75%. The life insurance companies pool pension plan assets together from all the participating companies and generally invest in a relatively conservative asset mix of corporate and government bonds, mostly Japanese, with a minor portion in both domestic and foreign equity, loans and other investments.

(d) This category includes assets held in a variety of funds primarily managed by Nestlé Capital Management (a Nestlé affiliate) and State Street Global Advisors for the benefit of employees in Belgium and the Netherlands. Equity funds consist of Robusta European, Common Contractual and Emerging Market funds (operated by Nestlé's investment management company) and State Street Global Advisors Asia Pacific and World Index funds. Fixed income funds consist of Euro government bonds, Robusta Inflation Linked and Global Credit Bonds (operated by Nestlé's investment management company). A minor portion of the funds are invested in real estate, commodities and absolute return hedge funds.

Postretirement Benefits Assets

The Company's overall investment strategy for these fund assets is to invest in long-term growth assets (excluding necessary cash for near-term benefit payments) with a wide diversification of asset types, fund strategies, and fund managers. The strategies use a variety of asset classes to provide return opportunities that are consistent with the Company's acceptable risk tolerances. The post retirement plan is a U.S. plan having assets funded to a Voluntary Employee Benefit Association ("VEBA") trust and to a 401(h) account under the Alcon Retirement Plan. The blended target allocations for plan assets at December 31, 2010 were 6% cash and cash equivalents, 63% global equity securities, 27% corporate bonds, and 4% other investments. Equity securities primarily included investment in large cap companies located around the world. Corporate bonds were primarily investment-grade bonds of companies in diversified industries primarily located in the United States. Other investments consisted primarily of convertible bonds and real assets, including real estate investments and commodities. Expected long-term rates-of-return on assets were primarily based on historical returns.

At December 31, 2010 and 2009, the Company's asset allocations by asset category were as follows:

	2010	2009
Cash and cash equivalents………………………………………………………..............	$ 37	$ 27
Equity securities (funds and direct holdings):		
Equity securities - U.S. large cap………………………………………….........	32	28
Equity securities - large cap located outside United States (a)……………….....	28	26
Debt securities:		
Debt securities – U.S. Treasuries, Agencies & investment grade corporate (b)...	31	29
Other investments:		
Alcon Active Balanced Fund (c)…………………………………………….........	90	67
Total…………………………………………………………………...............	$ 218	$ 177

(a) International holdings were largely located in developed countries within Europe, the Far East and Australia.
(b) Debt securities were largely located in the United States, benchmarked to the Barclay's Aggregate Index.
(c) The 401(h) account is invested in a balanced fund offered within the Master Trust for the Defined Contribution Plans for Alcon Laboratories, Inc. and Alcon (Puerto Rico), Inc.

At December 31, 2010, financial assets measured at fair value on a recurring basis were categorized in the table below for postretirement benefits based upon the lowest level of input that is significant to the fair value measurement as follows:

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents…………………………………………...	$ 37	$ --	$ --	$ 37
Equity securities:				
Equity securities – U.S. large cap (a)………………………..	--	32	--	32
Equity securities – large cap located outside United States (b)	--	28	--	28
Debt securities:				
Debt securities – U.S. Treasuries, Agencies & investment grade corporate (c) ……………………….……………..	--	31	--	31
Other investments:				
Alcon Active Balanced Fund (d)………………………………	--	90	--	90
Total…………………………………………………………...	$ 37	$ 181	$ --	$ 218

(a) This category consists of assets in a U.S. equity index fund through trust-owned life insurance.
(b) This category consists of assets in an international equity index fund through trust-owned life insurance.
(c) This category consists of assets in a U.S. Aggregate Board bond market index fund through trust-owned life insurance.
(d) This category consists of one investment in the Alcon Active Balanced fund. This fund has a globally balanced mandate to include global equities (primarily developed countries), investment grade U.S. corporate and agency debt, real assets and convertibles. The fund is highly liquid with the vast majority of assets classified as either Level 1 or Level 2 within the FASB fair value hierarchy.

The Company does not anticipate that any assets from the postretirement benefits plan would be returned to the Company during the year ending December 31, 2011.

At December 31, 2009, financial assets measured at fair value on a recurring basis were categorized in the table below for postretirement benefits based upon the lowest level of input that is significant to the fair value measurement as follows:

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents……………………………………...	$ 27	$ --	$ --	$ 27
Equity securities:				
Equity securities – U.S. large cap (a)………………………..	--	28	--	28
Equity securities – large cap located outside United States (b)	--	26	--	26
Debt securities:				
Debt securities – U.S. Treasuries, Agencies & investment grade corporate (c)……………………………………	--	29	--	29
Other investments:				
Alcon Active Balanced Fund (d)…………………………….	--	67	--	67
Total………………………………………………………..	$ 27	$ 150	$ --	$ 177

(a) This category consists of assets in a U.S. equity index fund through trust-owned life insurance.
(b) This category consists of assets in an international equity index fund through trust-owned life insurance.
(c) This category consists of assets in a U.S. Aggregate Board bond market index fund through trust-owned life insurance.
(d) This category consists of one investment in the Alcon Active Balanced fund. This fund has a globally balanced mandate to include global equities (primarily developed countries), investment grade U.S. corporate and agency debt, real assets, convertibles and absolute return funds. The fund is highly liquid with the vast majority of assets classified as either Level 1 or Level 2 within the FASB fair value hierarchy.

Contributions

The Company expects to contribute in 2011 approximately $41 to its pension plans and approximately $27 to its postretirement benefit plan.

Estimated Future Benefit Payments

The following table provides the benefit payments expected to be paid and the anticipated subsidy receipts:

	Pension Benefits	Postretirement Benefits	
		Gross Payments	Subsidy Receipts
2011	$ 32	$ 12	$ (1)
2012...	32	13	(1)
2013...	32	15	(1)
2014...	33	16	(2)
2015...	36	18	(2)
2016 - 2020...	204	123	(14)

	Pension Benefits			Postretirement Benefits		
	2010	2009	2008	2010	2009	2008
Components of Net Periodic Benefit Cost						
Service cost..	$ 28	$ 23	$ 24	$ 14	$ 13	$ 13
Interest cost...	30	29	24	16	16	15
Expected return on assets	(5)	(4)	(2)	(14)	(10)	(11)
Prior service cost	(5)	(1)	(1)	--	1	1
Special termination benefits	101	--	--	--	--	--
Net losses..	6	7	7	2	4	1
Net periodic benefit cost	155	54	52	18	24	19
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income						
Current year net loss (gain)	56	33	16	40	(35)	47
Amortization of net (gain)	(6)	(7)	(6)	(2)	(4)	(1)
Amortization of prior service cost	5	1	1	--	(1)	(1)
Curtailment...	(44)	--	--	--	--	--
Foreign currency translation..........................	2	2	(2)	--	--	--
Net charge to other comprehensive income…………………………….	13	29	9	38	(40)	45
Total recognized in net periodic pension cost and other comprehensive income	$ 168	$ 83	$ 61	$ 56	$ (16)	$ 64

Effective January 1, 2008, the Company adopted a provision to measure the funded status of a plan as of the date of its year-end balance sheet. The Company utilized the alternate transition method to transition the measurement date for its defined pension benefit plan in Japan from September 30 to December 31. Under this transition method, the Company charged 3/15ths of the estimated pension cost from October 1, 2007 to December 31, 2008 (or $1, net of taxes) to retained earnings as of January 1, 2008.

Certain U.S. defined benefit plans contain change of control provisions that, among other items, provide for accelerated vesting of benefits. The Company recognized charges of $97 in special termination benefits and amortization of prior service cost upon the change of control in the ownership of Alcon by Novartis's purchase of Nestlé's common shares of Alcon (discussed note 16). A curtailment gain of $44 was offset against prior unrecognized losses and no gain was recognized in earnings. Except for certain key employees, payments of these accelerated benefits began during the fourth quarter of 2010 as provided by the plans.

The healthcare cost trend rate used to measure the expected cost of benefits covered by the postretirement plan is 7.6% at December 31, 2010, declining to 5% in 2017 and after. The effect of a one percentage point change in assumed medical cost trend rates is as follows:

	1% Increase	1% Decrease
Effect on total of service and interest cost components...........................	$ 6	$ (5)
Effect on the postretirement benefit obligation	60	(47)

In certain countries, the Company's employees participate in defined benefit plans of Nestlé. No separate valuation for the Company's employees has historically been prepared for the plans, as they are not individually material to the Company or to Nestlé. Accordingly, these plans are treated as multi-employer plans. Annual contributions to these plans are determined by Nestlé and charged to the Company. Company contributions to these plans during 2010, 2009 and 2008 were $10, $9, and $10, respectively. Future contributions may not reflect past trends. During 2009, the Company obtained a separate valuation for its Belgium and Netherlands subsidiaries' defined benefit pension plans and converted from multi-employer plans to single-employer plans. Prior to the change of ownership by Novartis, the Company and Nestlé entered into an agreement outlining the terms to segregate Alcon employees from Nestlé pension plans. The agreement provides that, except for certain circumstances, all current Alcon pension participants will be migrated from Nestlé pension plans to other, not yet determined Alcon pension plans by January 1, 2011.

(16) Shareholders' Equity

Share Cancellation

On May 5, 2009, Alcon's shareholders approved the cancellation of 1,043,400 Alcon common shares, which the Company purchased during 2008. After the fulfillment of certain formal Swiss law requirements, the cancellation became effective in August 2009.

On May 6, 2008, the Company's shareholders approved the cancellation of 7,657,400 Alcon common shares, which the Company purchased during 2007. After the fulfillment of certain formal Swiss law requirements, the cancellation became effective in August 2008.

Change of Control and Proposed Merger

On April 6, 2008, Nestlé and Novartis executed the Purchase and Option Agreement pursuant to which Nestlé agreed to sell approximately 74 million of its shares of Alcon common stock to Novartis in a cash transaction at a price of $143.18 per share. That sale was consummated on July 7, 2008, and Novartis acquired a minority stake in Alcon of slightly less than 25% of Alcon's outstanding shares, while Nestlé remained Alcon's majority shareholder with approximately 156 million Alcon shares comprising approximately 52% of the Company's outstanding shares.

The Purchase and Option Agreement between Nestlé and Novartis also contained put and call option rights on the balance of approximately 156 million Alcon shares owned by Nestlé. The option rights commenced on January 1, 2010. As outlined by the two parties, these rights granted (i) Novartis a call option to buy all but 4.1 million (or 2.5%) of Nestlé's remaining Alcon shares at a fixed price of $181 per share and the 4.1 million shares at the first stage price of $143.18 per share, and (ii) Nestlé a put option to sell to Novartis all but 4.1 million of its remaining Alcon shares to Novartis at the lower of Novartis's call price of $181 per share or a premium of approximately 20.5% above the then-market price of Alcon shares, calculated as the average market price of Alcon shares during the five trading days immediately preceding the exercise date of the put option, with the 4.1 million share balance to be sold at the first stage closing price of $143.18 per share.

On January 4, 2010, Novartis announced that it had exercised its option to purchase the remaining approximately 156 million Alcon shares owned by Nestlé at a weighted average price of $180 per share in cash, pursuant to the Purchase and Option Agreement. After consummation of the purchase on August 25, 2010, Novartis owned an approximate 77% interest in Alcon with the 23% balance being the publicly traded shares.

The consummation triggered certain change of control provisions in certain retirement plans for Company employees, the Company's share-based awards plan (including the vesting of certain outstanding share-based awards) and other agreements.

On January 4, 2010, Novartis also announced that it submitted to the Alcon board of directors a proposal for a merger of Alcon with and into Novartis to be effected under Swiss merger law. Under the terms of the merger proposal, holders of the Alcon shares that are publicly traded would receive 2.8 Novartis shares for each Alcon share. The proposed merger would be contingent upon, among other things, approval by the Alcon board of directors. The Company believes that Alcon's Organizational Regulations provide that the Alcon board of directors may only approve the proposed merger if a majority of the Independent Director Committee so recommends; however, management cannot predict the outcome of any proceeding that might be initiated to interpret or challenge this position.

The Independent Director Committee was formed in 2008 in connection with Novartis's initial purchase of slightly less than 25% of the Alcon shares from Nestlé to evaluate transactions such as the merger proposed by Novartis. The Independent Director Committee engaged independent financial and legal advisors in connection with its evaluation of the proposed merger. On January 20, 2010, the Independent Director Committee issued its formal response rejecting the Novartis merger proposal. The committee rejected the merger proposal based on its assessment that the price offered and other terms were not acceptable and that Novartis's merger proposal was not in the best interests of Alcon and its minority shareholders.

Merger Agreement of December 14, 2010

On December 15, 2010, Alcon announced that its board of directors approved a merger agreement with Novartis, whereby Novartis will pay a total merger consideration valued at $168 per share for the Alcon shares it does not currently own. Under the terms of the deal, the merger consideration will be comprised of a combination of Novartis shares and, if necessary, a cash contingent value amount to result in a total value of $168 per share. The exact exchange ratio and cash contingent value amount will be calculated based upon formulas set forth in the merger agreement.

In accordance with Alcon's Organizational Regulations and after receiving a fairness opinion from its independent financial adviser, Greenhill & Co., the Independent Director Committee recommended approval of the merger agreement to the Alcon board. The board also received a separate fairness opinion rendered by Lazard Frères & Co. LLC in connection with the transaction. After considering these items and other appropriate information and factors, the Alcon board approved the merger proposal.

The merger will be effected under Swiss merger law. Completion is conditional, among other things, on two-thirds approval by the shareholders of both Novartis and Alcon voting at their respective meetings, and the registration and listing of Novartis shares on the SIX Swiss Exchange and American Depository Shares on the New York Stock Exchange to be issued as merger consideration. At December 31, 2010, Novartis owned more than the required two-thirds of the outstanding common shares of Alcon and has agreed, subject to certain conditions, to vote all of its Alcon shares to approve the merger. The merger is expected to be completed during the first half of 2011.

Upon completion of the merger, Alcon will become the second largest division within Novartis. Novartis has proposed that its CIBA VISION operations and select Novartis ophthalmic medicines will be integrated into Alcon.

Independent Director Committee Trust

On July 8, 2010, the Independent Director Committee announced the creation and funding of the Alcon Litigation Trust, an irrevocable trust established under New York law pursuant to a resolution of the Alcon board of directors. The members of the Independent Director Committee were the trustees of the trust. The trust was created and funded on July 7, 2010 with $50. The trust was created to provide the financial means to commence, defend or maintain litigation relating to any transaction between Alcon and a majority shareholder, including the transaction contemplated by the merger proposal announced by Novartis on January 4, 2010, and ensure the protection of the interests of Alcon and its minority shareholders in connection with any such transaction.

In connection with the merger agreement of December 14, 2010, the trust was terminated and the trust property was returned to Alcon in December 2010.

Share Repurchase Agreement Terminated

In March 2008, as a result of the then-pending agreement between Nestlé and Novartis discussed above, the Company halted the purchase of Alcon common shares in the open market under all share repurchase programs, and terminated the pro rata share repurchase agreement with Nestlé that it had entered into following the December 2007 authorization by the board of directors of the share repurchase program that provided for the purchase of up to $1,100 of Alcon common shares. Prior to its termination, the Company had purchased a total of 150,000 shares under the agreement, comprised of 112,500 shares from the Company's majority shareholder, Nestlé, and 37,500 shares from the market, for a total of $20. The price for the shares purchased from Nestlé under the agreement was equal to the volume-weighted average price for such shares determined in accordance with Rule 10b-18 of the U.S. Securities Exchange Act of 1934.

The program authorized in December 2007 was in addition to the Company's pre-existing share repurchase program, under which, as of December 31, 2008, the Company had remaining authorization to purchase up to 1.8 million shares. In September 2008, the Company resumed purchasing from the public under the pre-existing program up to 1 million Alcon common shares to be presented to the shareholders for retirement. Neither Nestlé nor Novartis participated in this program and their ownership interests did not change materially as a result of these share repurchases.

(17) Commitments and Contingencies

Minority Shareholder Class Action Lawsuits

On January 4, 2010, Novartis announced that it submitted to the Alcon board of directors a proposal for a merger of Alcon with and into Novartis to be effected under Swiss merger law (note 16).

Certain Alcon minority shareholders filed several class action lawsuits related to Novartis's January 2010 merger proposal concerning the acquisition of the remaining publicly held minority interest. The claims varied among the cases, but include allegations of: (i) breach of contract against Alcon; (ii) tortious interference with contract against Novartis and Nestlé; (iii) breach of fiduciary duties against the Alcon board of directors, Nestlé and Novartis; (iv) aiding and abetting breaches of fiduciary duties against the Alcon board of directors, Nestlé and Novartis; (v) breach of Section 13(d) of the Exchange Act against Novartis and Nestlé for an alleged failure to disclose that they were acting as a "group;" and (vi) breach of Section 14(d) of the Exchange Act against Novartis and Nestlé for an alleged failure to file with the U.S. Securities and Exchange Commission the materials required in connection with a "tender offer."

Eight cases filed in the U.S. District Courts for the Southern District of New York and the Northern District of Texas were consolidated into one class action case in the Southern District of New York. A ninth case, which did not name Alcon, Inc. and its board of directors as parties, was filed in the Eastern District of New York but was voluntarily dismissed by the plaintiffs on March 18, 2010.

On April 14, 2010, plaintiffs in the consolidated action dismissed their claims against Nestlé and the five Alcon directors designated by Nestlé. On May 24, 2010, the court granted a motion by Novartis and dismissed the action in its entirety on the ground that Switzerland was a more convenient forum for the dispute. On July 14, 2010, the plaintiffs appealed the district court's dismissal to the U.S. Court of Appeals for the Second Circuit. Plaintiffs moved to dismiss the appeal on January 5, 2011, and the Second Circuit granted their motion the next day.

Two cases filed in District Court, Tarrant County, Texas and two cases filed in the County Court at Law, Dallas County, Texas were consolidated for pre-trial purposes by the Texas Multidistrict Litigation Panel in the Texas District Court, Dallas County. In November 2010, the court granted Novartis's motion seeking dismissal of these

actions on the ground that Switzerland is a more convenient forum. The plaintiffs appealed the court's dismissal, and the appeal is pending.

Other Contingencies

The Company, either alone or jointly with its commercial partners, has filed fourteen North American patent infringement actions against six different generic drug companies. With the exception of international generic challenges, all of these generic drug companies are seeking U.S. Food and Drug Administration ("FDA") approval to market generic versions of the Company's products, under what are known as Abbreviated New Drug Applications ("ANDAs").

Each infringement action was filed after the Company received notice that one or more of the generic drug companies had filed an ANDA seeking approval to sell a generic version of the Company's product. As part of its ANDA, each generic drug company challenged one or more patents covering the Company's product. In the United States, as a result of filing the lawsuits, the FDA must delay approval of the related ANDAs for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval. In Canada, filing of the lawsuit secured a 24-month delay in approval from the Minister of Health, which can be shortened if the litigation is earlier resolved or the court modifies the 24-month stay on such approval. Should any generic drug company succeed in overcoming the Company's patents and secure regulatory approval, it would be entitled to sell a generic product that would compete with the Company's product in the United States or Canada. Such competition would be expected to impact significantly the Company's sales and profits.

The following table provides a summary of these lawsuits:

Parties seeking approval	Alcon product(s)	No. of patents challenged	Longest patent expiration date	Patents owned by	Jurisdiction/ Regulatory Body	Date first suit filed	Status	If generic challenger is successful, earliest date that a generic may begin selling
Teva Pharmaceuticals USA, Inc.	*Vigamox®* antibiotic ophthalmic solution (Moxifloxacin, the primary ingredient in *Vigamox®*, is licensed to Alcon by Bayer Schering Pharma AG).	3[1]	2020	Bayer Schering Pharma AG/the Company	FDA, U.S. District Court of Delaware	April 5, 2006	Trial relative to the Company's patent concluded on March 6, 2008. On October 19, 2009, the court ruled in the Company's favor. Teva has appealed.	September 4, 2014
Apotex Inc., Apotex Corp., Barr Laboratories, Inc., Wockhardt Limited, Sandoz Inc. and Sandoz Canada Inc. (the last two parties are affiliates of Novartis)	*Patanol®* and *Pataday™* anti-allergy ophthalmic solutions	Up to 5 [2], [3], [4],[5], [6], [7]	2015 (*Patanol®*) and 2023 (*Pataday™*)	Kyowa Hakko Kirin Co., Ltd./the Company	FDA, U.S. District Court in Indianapolis and Canadian Minister of Health, Federal Court in Toronto	November 15, 2006	One non-jury trial concluded on May 7, 2010. Closing arguments, however, were held August 3, 2010. A ruling has not yet been issued.	June 18, 2011 [2], [3], [4], [5], [8], [9]
Barr Laboratories, Inc., Par Pharmaceutical, Inc., Apotex Corp. and Apotex Inc.	*TRAVATAN®* and *TRAVATAN Z®* ophthalmic solutions	Up to 7	2014[8]	The Company	FDA, U.S. District Court of Delaware	April 30, 2009	Trial postponed until May 2, 2011. The parties have requested a further postponement.	December 2011[8]

(1) Two of the patents are owned by the Company's licensor, Bayer Schering Pharma AG, and the third, which expires in 2020 (including a six-month pediatric extension), is owned by the Company. The two Bayer Schering Pharma AG patents were also the subject of another Teva ANDA seeking approval to sell a generic version of Bayer Schering Pharma AG's systemic moxifloxacin product, Avelox®. Suit was filed by the Company and Bayer Schering Pharma AG as co-plaintiffs against Teva relative to the *Vigamox®* ANDA on April 5, 2006 in the U.S. District Court in Delaware. Bayer Schering Pharma AG subsequently filed suit in the same court relative to the Avelox® ANDA, and the two suits were merged. Trial was scheduled to begin February 26, 2008, but the dispute between Bayer Schering Pharma AG and Teva relative to the two Bayer Schering Pharma AG patents was resolved by settlement on the eve of trial. Under the terms of the settlement, Teva acknowledged the validity and enforceability of both Bayer Schering Pharma AG patents, and further acknowledged that its proposed generic ophthalmic product would infringe both patents. Teva has therefore relinquished any claim that it is entitled to market the generic ophthalmic product prior to September 4, 2014. The Company remains the exclusive ophthalmic licensee under the Bayer Schering Pharma AG patents.

The trial relative to the Company's patent concluded on March 6, 2008. On October 19, 2009, the court ruled in the Company's favor on all counts, finding the Company's patent to be valid and infringed by the proposed generic product. Since then, the Company received issuance of a related patent with claims that cover the *Vigamox®* product and Teva's proposed generic product. U.S. Patent No. 7,761,010 was issued on March 2, 2010 and has been added to the FDA Orange Book relative to the Company's *Vigamox®* product. Teva has appealed the trial court ruling.

However, even if Teva were to succeed in having the district court decision reversed on appeal, it would still have to address the Company's recently issued second patent before competing with the Company's *Vigamox*® product in September 2014 when the underlying Bayer patent expires. If Teva were to win on appeal and overcome the Company's second patent, the resulting generic competition would be expected to impact significantly the Company's sales and profits. On a related note, the Company's European counterpart patent to the patent-in-suit was determined to be invalid in a European Patent Office Opposition Proceeding. That invalidity decision was upheld by an Enlarged Board of Appeal on October 22, 2009. Divisional patent applications on the Company's *Vigamox*® product remain pending in the European Patent Office.

(2) The Company's raw material supplier, Kyowa Hakko Kirin Co., Ltd., holds another U.S. patent that has not been challenged in the Apotex ANDA on *Patanol*® and expires on December 18, 2010. In addition, the Company has secured a six-month pediatric extension to the patent coverage, which means this generic challenge poses no threat to the *Patanol*® product market prior to June 18, 2011.

(3) Unlike the Apotex ANDA on *Patanol*®, which is challenging only the patent jointly owned by Kyowa and the Company, the Barr ANDA on *Patanol*® also challenged Kyowa's composition patent on olopatadine, the active agent in *Patanol*®. The 30-month period after which the FDA could have approved Barr's generic product would have expired at the end of March 2010. Trial was scheduled for late April 2010. However, in September 2009, Barr withdrew its ANDA and subsequently was dismissed from the suit.

(4) The Barr ANDA on *Pataday*™ is challenging the patent jointly owned by Kyowa and the Company, as well as two later issued patents owned by the Company that cover the *Pataday*™ formulation. In this ANDA, Barr is not challenging the Kyowa patent on olopatadine that expires in December 2010 (effectively extended until June 18, 2011 by a pediatric extension). Of the two patents owned solely by the Company, the latest expiry date is November 2023. The 30-month period after which the FDA could approve Barr's generic product should expire in May 2011 but is of no practical effect in view of the unchallenged Kyowa patent, the term of which extends until June 2011.

(5) Like Barr's ANDA on *Pataday*™, the Apotex ANDA on *Pataday*™ is challenging the patent jointly owned by Kyowa and the Company, as well as two later issued patents owned by the Company that cover the *Pataday*™ formulation. Apotex is not challenging the Kyowa patent on olopatadine that expires in December 2010 (June 2011 with the pediatric extension). If Apotex succeeds in overcoming both of the challenged patents and secures FDA approval, then after the expiration of Barr's potential 180-day "first filer" exclusivity period, it would be entitled to begin selling a generic olopatadine product that would compete with the Company's *Pataday*™ product in the United States.

(6) Similar to the Apotex ANDA on *Patanol*®, the Sandoz Inc. (an affiliate of Novartis) ANDA on *Patanol*® is challenging only the patent jointly owned by Kyowa and the Company, but not the Kyowa-owned patent on olopatadine, which expires December 2010 (June 2011 with pediatric extension). Trial was scheduled for April 26, 2010, and consolidation with the above-described Apotex suit (*Patanol*®) was ordered by the court. Apotex advised the court of public statements of intent by Novartis to acquire all outstanding shares of Alcon stock, and filed a motion to sever Sandoz from the trial. On February 22, 2010, the court granted the motion, ordering the suit against Sandoz to proceed separately and confirming the April 26, 2010 trial date with Apotex. A new trial date for the Sandoz case has not yet been set. At the request of Sandoz, the court has stayed the litigation against Sandoz until November 2010, and Sandoz has requested a six-month extension of that stay.

The Sandoz Inc. ANDA on *Pataday*™ is challenging the patent jointly owned by Kyowa and the Company (described above), as well as two later issued patents owned by the Company that cover the *Pataday*™ formulation. Of the Company's two patents, the latest expiry date is November 2023. Sandoz is not challenging the Kyowa patent on olopatadine that expires in December 2010 (effectively extended until June 2011 by a pediatric extension). On January 27, 2010, Alcon and Kyowa filed suit in the Federal District Court in Indianapolis. This case was consolidated with the other *Pataday*™ suits (Barr and Apotex, described above), but at the request of Sandoz, the court has stayed the litigation against Sandoz until November 2010. Sandoz has requested a six-month extension of that stay.

(7) The Sandoz Canada Inc. Abbreviated New Drug Submission (ANDS) is challenging only one of the two patents listed in the Canadian Patent Register for the *Patanol*® product. The challenged patent (Canadian Patent No. 2,195,094) is jointly owned by Kyowa and the Company and expires in May 2016. Trial had been scheduled for March 7, 2011, but was postponed by the court with no new trial having been set.

(8) In June 2010, Alcon announced its plans to discontinue *TRAVATAN*® in the United States. Therefore, competition from generic versions of *TRAVATAN*® would not be expected to impact significantly the Company's sales and profits. Apotex then withdrew its ANDA on *TRAVATAN*® and was dismissed from the suit in July 2010. In November 2010, Barr advised that it too was withdrawing its ANDA on *TRAVATAN*®. That leaves Par as the effective first filer for both *TRAVATAN*® and *TRAVATAN* Z®. If Par succeeds in overcoming all of the challenged patents and/or secures FDA approval, it would be entitled to begin selling a generic travoprost product that would compete with the Company's *TRAVATAN Z*® product in the United States in December 2011. Such competition would be expected to impact significantly the Company's sales and profits. Another Alcon patent application is pending that, if granted, would have an expiration date in 2027.

(9) Apotex, Inc. notified Alcon Canada that Apotex had filed an ANDS seeking approval from the Canadian Minister of Health to market a generic version of the Company's *Patanol*® product. The Apotex ANDS is challenging only one of the two patents listed in the Canadian Patent Register for the *Patanol*® product. The challenged patent (Canadian Patent No. 2,195,094) is jointly owned by Kyowa and the Company and expires in May 2016. The Company and Kyowa, by timely initiating this action, are entitled to a 24-month delay (until April 2012) in the regulatory approval from the Minister of Health, which can only be shortened if the litigation is earlier resolved or the court modifies the 24-month stay on such approval. Should Apotex succeed in overcoming the challenged patent and secure Minister of Health approval, it would be entitled to begin selling a generic olopatadine product that would compete with the Company's *Patanol*® product in Canada well before the patent expiration in 2016, but not before expiration of the unchallenged patent in November 2012.

The Company is also enforcing patents against generic challengers in China (*Patanol*®) and Chile (*Vigamox*®).

On April 16, 2008, Synergetics USA, Inc., a microsurgical device company, filed a civil antitrust lawsuit in the U.S. District Court for the Southern District of New York against the Company and its subsidiary, Alcon Laboratories, Inc. Synergetics asserted damages that it claimed could exceed $100. In 2008 and 2009, subsidiaries of the Company filed two suits against Synergetics for patent infringement in the U.S. District Court for the Northern District of Texas in Fort Worth. Synergetics answered the complaints. A series of counterclaims and motions followed. On April 23, 2010, the parties entered a Confidential Settlement and License Agreement together with a Supply Agreement. Under the agreements, Alcon paid $32 in exchange for worldwide rights to sell Synergetics patented vitreoretinal products. The products will be manufactured by Synergetics and supplied to Alcon. The agreements also settled all pending litigation between Alcon and Synergetics, including both the antitrust and the patent litigation, and provide a process for future dispute resolution.

On December 18, 2008, James M. Nielsen, M.D. filed a patent infringement suit against Alcon, Inc. and Alcon Laboratories, Inc. in the U.S. District Court for the Northern District of Texas in Dallas. Dr. Nielsen is asserting that his U.S. Patent No. 5,158,572 entitled "Multifocal Intraocular Lens" is being infringed by the Company's *AcrySof*® *ReSTOR*® intraocular lens. The patent, which expired at the end of October 2009, was previously licensed to Advanced Medical Optics, Inc. The Company filed its Answer January 12, 2009. The Answer included a counterclaim for a declaratory judgment that the patent-in-suit is invalid and not infringed. The case had been set for trial in August 2010 but has been postponed. No new trial date has been set. Summary judgment motions were filed by both parties January 7, 2011. Alcon is seeking summary judgment of noninfringement, invalidity and laches, while Dr. Nielsen is seeking partial summary judgment on invalidity and laches/estoppels. On January 10, 2011, the court ordered that both parties' motions be stricken and refiled in a "cross-motion" format, the briefing for which was extended by the court until the end of March 2011. An adverse ruling by the court, while possible, would not be expected to impact significantly the Company's sales and profits.

On January 22, 2009, Elan Pharma International Ltd. sued two of the Company's subsidiaries, Alcon Laboratories, Inc. and Alcon Research, Ltd., in the U.S. District Court for the Eastern District of Texas in Sherman, alleging infringement of two Elan patents on nanoparticle technology (U.S. Patent Nos. 5,298,262 and 5,429,842).

The complaint claims that the Company's *Azopt*® product and, potentially, other products infringe the two patents. The Company answered and counterclaimed on May 12, 2009. Elan then moved to dismiss certain of the Company's affirmative defenses and counterclaims. The Company has filed an amended answer and counterclaims providing greater detail with respect to the Company's inequitable conduct counterclaims. The case has been set for trial on October 17, 2011. The Company believes that it has strong defenses and intends to defend itself vigorously. An adverse ruling by the court, however, could impact significantly the Company's sales and profits.

The Company and its subsidiaries are parties to a variety of other legal proceedings arising out of the ordinary course of business, including proceedings relating to product liability and patent infringement. The Company believes that it has valid defenses and is vigorously defending the litigation pending against it.

While the results of the aforementioned contingencies cannot be predicted with certainty, management believes that the ultimate liability, if any, will not have a material adverse effect on the Company's consolidated financial position or results of operations. Litigation contingencies are subject to change based on settlements and court decisions.

The Company may be subject to future litigation and infringement claims, which could cause the Company to incur significant expenses or prevent the Company from selling its products. The Company operates in an industry susceptible to significant product liability claims. Product liability claims may be asserted against the Company in the future arising out of events not known to the Company at the present time.

The Company self-insures through captive insurance subsidiaries almost all of its property, business interruption and liability risks.

The Company was self-insured through its captive insurance subsidiary for damages incurred prior to 2006 at one of its sales and distribution facilities and was involved in legal proceedings to seek recovery of its losses and other incremental operating costs from the third parties responsible for the damages. In December 2008, the captive insurance subsidiary settled its claim against the third parties involved. Since no recovery had been recorded previously, the Company recognized a gain in the fourth quarter of 2008 related to the settlement of $15 ($3 in cost of goods sold and $12 in selling, general and administration expenses).

In the normal course of business, the Company has entered into research and development arrangements with third parties that require milestone and royalty payments to the third parties contingent upon certain future events linked to the success of the research and development efforts.

During 2008, Lehman Brothers International (Europe) London filed for administration in England. At that time, the Company's cash and cash equivalents included $707 of short term securities held in a segregated custodial account of Lehman Brothers International (Europe) London pursuant to a Custody Agreement. Nestlé invoiced the Company in December 2008 and, in 2009, the Company reimbursed Nestlé, for a total of $5 in fees paid by Nestlé to the Joint Administrators of Lehman Brothers International (Europe) London (in administration) related to the release of the short-term securities held in the custodial account. This amount of fees is subject to adjustment depending on the final costs incurred to settle the administration of Lehman Brothers International (Europe) London. In order to receive an expedited return of assets held by Lehman Brothers International (Europe) (in administration), Alcon has agreed to return any assets which the Joint Administrators determine should not have been disbursed in settlement. The amount of any funds to be returned, if any, would result from the determination by the Joint Administrators that the rights of another claimant in the proceeding have precedence over the Company's claim.

Commitments

The Company leases certain facilities and equipment under operating leases. The total costs of operating leases (inclusive of any adjustments associated with escalating rent, rent holidays, contingent rent or rent concessions) are expensed ratably over the life of the operating lease. Leasehold incentives are capitalized and amortized over the shorter of the life of the lease or the associated asset. Lease expense incurred was $73, $66 and $77 during 2010, 2009 and 2008, respectively. Future minimum aggregate lease payments under noncancelable operating leases with a term of more than one year were as follows:

Year	Amount
2011	$ 67
2012	50
2013	37
2014	24
2015	21
Thereafter	81
Total minimum lease payments	$ 280

The Company has entered into various fixed and variable purchase commitments and license agreements, requiring future minimum royalties, through 2021. All commitments are expected to be fulfilled with no adverse consequences to the Company's operations or financial condition. The total unconditional fixed purchase obligations and future minimum royalties at December 31, 2010 were as follows:

Year	Amount
2011	$ 41
2012	21
2013	9
2014	2
2015	1
Thereafter	2
Total	$ 76

Total payments related to the above unconditional purchase commitments and license agreements for the years ended December 31, 2010, 2009 and 2008 were $93, $63 and $97 respectively. In addition, at December 31, 2010, the Company had entered into various contracts with suppliers to purchase raw materials contingent upon forecasted purchases and other manufacturing requirements.

At December 31, 2010, the Company had guaranteed $7 of debt for certain customers. At December 31, 2010, the Company had outstanding letters of credit of $27. The letters of credit typically act as a guarantee of payment to certain third parties in accordance with specified terms and conditions. Additionally, the Company guaranteed $33 to a third party reinsurer for the Company's captive insurance subsidiaries.

(18) Acquisitions

LenSx Lasers, Inc.

Acquisition in 2010

On August 18, 2010, the Company acquired 100% of the outstanding common shares of LenSx Lasers, Inc. LenSx is a privately held company that has developed the first femtosecond laser to receive U.S. Food and Drug Administration clearance for use as a complimentary technology in cataract surgery. The *LenSx*® laser will enable surgeons to perform specific steps of the traditional cataract procedure with micron-level laser precision, including anterior capsulorhexis, phacofragmentation and the creation of certain corneal incisions. Previously these steps were done manually with surgical instruments.

The Company paid approximately $367 in cash at closing to LenSx shareholders for their shares and agreed to maximum contingent payments of approximately $383 based upon the achievement and over-achievement of future femtosecond unit and procedure fee revenue milestones.

Between the acquisition date and December 31, 2010, LenSx had no revenues and its expenses were not significant.

The following table summarizes the components of the LenSx purchase price:

Cash paid for LenSx share...	$	367
Cash paid to a LenSx shareholder for intangible asset integral to the purchase		12
Estimated fair values of future contingent payments...		72
Total purchase price	$	451

The Company engaged a third-party valuation firm to assist it in determining the estimated fair values of identifiable intangible assets and future contingent payments. Such a valuation requires significant estimates and assumptions including but not limited to estimating future cash flows and developing appropriate discount rates. The Company is continuing to obtain information and evaluate these fair value estimates. The Company's fair value estimates for these components of the transaction may change during the allowable allocation period, which is typically up to one year from the acquisition date.

Fair Values of Future Contingent Payments

In addition to the cash paid to the shareholders of LenSx at the time of the acquisition, the Company is obligated to make contingent payments of up to $383 based upon the achievement of certain sales objectives through 2015. The fair values of these payments were estimated to be $72 and were included as a cost of the acquisition.

There are a number of milestones that could potentially lead to such payments to the former shareholders of LenSx. This valuation was based on the Company's estimates of the probability and timing of these contingent payments. The fair value measurement was based on significant inputs not observable in the market and thus represents a Level 3 measurement, as described in note 5. Objectives and milestones were assigned individual probabilities based on the respective current status. The resultant probability-weighted cash flows were then discounted using a discount rate of 4.5%, which the Company believes is appropriate and representative of a market participant assumption. The probabilities assigned to payment streams ranged from 10% to 65%. An increase or decrease of 10 percentage points in the probability assumptions would result in an adjustment to the estimated value of approximately $6.

The fair values of these contingent payments will be reviewed on a periodic basis. Any future changes in this estimated value not associated with the original purchase price valuation will be recorded in the Company's results of operations.

Purchase Price Allocation

The allocation of purchase price for acquisitions requires use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired, including in process research and development, and liabilities assumed based on their respective fair values. Additionally, the Company must determine whether an acquired entity is considered to be a business or a set of net assets, because a portion of the purchase price can only be allocated to goodwill in connection with the acquisition of a business. The Company believes that LenSx's use of inputs and processes qualify it as the acquisition of a business.

The LenSx purchase price was allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date.

The valuation of these assets requires significant estimates and assumptions including but not limited to estimating future cash flows and developing appropriate discount rates.

The excess of the purchase price over the fair value of net assets acquired was allocated to goodwill.

The Company believes the estimated fair values assigned to the assets acquired and liabilities assumed were based on reasonable assumptions. The following table summarizes the estimated fair values of net assets acquired:

Current assets	$ 10
Property, plant and equipment	2
Identifiable intangible assets	433
Goodwill	133
Long term deferred income tax assets	32
Accounts payable and accrued liabilities	(2)
Long term deferred income tax liabilities	(157)
Net assets acquired	$ 451

The Company's fair value estimates for the purchase price allocation may change during the allowable allocation period, which is typically up to one year from the acquisition date.

Identifiable Intangible Assets

Acquired identifiable intangible assets include rights for the use of proprietary technologies for the development of products. The estimated amortization period is 15 years based on the projected useful life of the products developed by the use of the technology.

The estimated fair value of the acquired intangible assets was determined based on the use of a discounted cash flow model using an income approach for products developed from the acquired technology. Estimated revenues were probability adjusted to take into account the stage of completion and the risks surrounding successful development and commercialization. The estimated after-tax cash flows were then discounted to a present value using discount rates appropriate for the risks associated with these projects.

Goodwill

Goodwill represents the excess of the LenSx purchase price over the sum of the amounts assigned to assets acquired less liabilities assumed. The Company believes that the acquisition of LenSx provides the Company access to improved technology and a highly trained LenSx work force as of the acquisition date.

The Company believes that these factors support the $133 of goodwill recognized as a result of the purchase price paid for LenSx. The goodwill was allocated between the two business segments based on the acquisition models' projected revenues. The goodwill acquired in the LenSx acquisition is not expected to be deductible for tax purposes.

ESBATech AG

Acquisition in 2009

On September 15, 2009, the Company completed the acquisition of ESBATech AG, a Swiss biotechnology company. Alcon paid ESBATech shareholders $150 in cash at closing. In addition, the Company recorded the estimated fair value of possible contingent payments of up to $439 based upon the achievement of future research and development milestones that would be expected to create value for Alcon. ESBATech is a clinical-stage biotechnology company that has been developing a pipeline of proprietary single-chain antibody fragment

therapeutics for topical and local delivery for safe and convenient therapy. This acquisition provides the Company with additional research and development capabilities.

The following table summarizes the components of the ESBATech purchase price:

Cash paid for ESBATech shares……………………………………………............	$	150
Estimated fair values of future contingent payments……………………………...		71
Total purchase price………………………………………………………..........	$	221

The Company engaged a third-party valuation firm to assist it in determining the estimated fair values of in process research and development, identifiable intangible assets and certain tangible assets as well as the future contingent payments. Such a valuation requires significant estimates and assumptions including but not limited to determining the timing and estimated costs to complete the in process projects, projecting regulatory approvals, estimating future cash flows, and developing appropriate discount rates.

Fair Values of Future Contingent Payments

In addition to the cash paid to the shareholders of ESBATech at the time of the acquisition, the Company is obligated to make contingent payments of up to $439 based upon the achievement of future research and development milestones that would be expected to create value for Alcon. The fair values of these payments were estimated to be $71 and were included as a cost of the acquisition.

There are a number of milestones that could potentially lead to such payments to the former shareholders of ESBATech. This valuation was based on the Company's estimates of the probability and timing of these contingent payments. The fair value measurement was based on significant inputs not observable in the market and thus represents a Level 3 measurement, as described in note 5. Each milestone was assigned a probability based on its current status. The resultant probability-weighted cash flows were then discounted using a discount rate of 6%, which the Company believes is appropriate and representative of a market participant assumption. The probabilities assigned to payment streams ranged from 5% to 39%. An increase or decrease of 10 percentage points in the probability assumptions would result in an adjustment to the estimated value of approximately $30.

The fair values of these contingent payments will be reviewed on a periodic basis. Any future changes in this estimated value not associated with the original purchase price valuation will be recorded in the Company's results of operations.

Purchase Price Allocation

The allocation of purchase price for acquisitions requires use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired, including in process research and development, and liabilities assumed based on their respective fair values. Additionally, the Company must determine whether an acquired entity is considered to be a business or a set of net assets, because a portion of the purchase price can only be allocated to goodwill in connection with the acquisition of a business. The Company believes that ESBATech's use of inputs and processes qualify it as the acquisition of a business.

The ESBATech purchase price was allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date.

The valuation of these assets requires significant estimates and assumptions including but not limited to determining the timing and estimated costs to complete the in process projects, projecting regulatory approvals, estimating future cash flows, and developing appropriate discount rates.

The excess of the purchase price over the fair value of net assets acquired was allocated to goodwill.

The Company believes the estimated fair values assigned to the assets acquired and liabilities assumed were

based on reasonable assumptions. The following table summarizes the estimated fair values of net assets acquired:

Current assets……………........................……………..	$	1
Property, plant and equipment……....................….……..		2
Identifiable intangible assets……………….…….……..		77
In process research and development……………………………………………..........		104
Goodwill………………………………………………………………………..............		40
Long term deferred income tax assets………………………………………………..........		40
Accounts payable and accrued liabilities…………………………………………..............		(2)
Long term deferred income tax liabilities………………………………………..............		(40)
Other long term liabilities………………………………….…….….......................…............		(1)
Net assets acquired………………………………………………..................................	$	221

Identifiable Intangible Assets

Acquired identifiable intangible assets include rights for the use of proprietary technologies for the development of ophthalmic pharmaceuticals. The estimated amortization period is 20 years based on the projected useful life of the products developed by the use of the technology.

The estimated fair value of the acquired intangible assets was determined based on the use of a discounted cash flow model using an income approach for products developed from the acquired technology. Estimated revenues were probability adjusted to take into account the stage of completion and the risks surrounding successful development and commercialization. The estimated after-tax cash flows were then discounted to a present value using discount rates appropriate for the risks associated with these projects.

In Process Research and Development

In conjunction with the ESBATech acquisition, the Company allocated $104 of the acquisition price to acquire in process research and development assets.

These in process research and development assets are comprised of projects to develop technologies in the field of ophthalmic pharmaceuticals. These assets were in an early stage of development as of the ESBATech acquisition date of September 15, 2009.

The estimated fair value of the in process research and development assets was determined based on the use of a discounted cash flow model using an income approach for the acquired technologies. Estimated revenues were probability adjusted to take into account the stage of completion and the risks surrounding successful development and commercialization. The estimated after-tax cash flows were then discounted to a present value using discount rates appropriate for the risks associated with these projects.

The major risks and uncertainties associated with the timely and successful completion of the acquired in process projects consist of the ability to confirm the safety and efficacy of the technology based on further research, the data from clinical trials, if necessary, and obtaining necessary regulatory approvals. No assurance can be given that the underlying assumptions used to forecast the cash flows or the timely and successful completion of the projects will materialize as estimated, if at all. For these reasons, among others, actual results may vary significantly from estimated results.

Goodwill

Goodwill represents the excess of the ESBATech purchase price over the sum of the amounts assigned to assets acquired less liabilities assumed. The Company believes that the acquisition of ESBATech provides the Company access to improved technology and a highly trained ESBATech work force as of the acquisition date.

The Company believes that these factors support the $40 of goodwill recognized as a result of the purchase price paid for ESBATech. The goodwill was allocated between the two business segments based on the acquisition models' projected revenues, as shown in note 6, "Intangible Assets and Goodwill." The goodwill acquired in the ESBATech acquisition is expected to be deductible for tax purposes.

(19) Unaudited Quarterly Information

		Three Months Ended		
	March 31,	**June 30,**	**September 30,**	**December 31,**
2010				
Sales	$ 1,721	$ 1,886	$ 1,760	$ 1,812
Operating income	653	751	495	576
Net earnings	573	670	446	521
Basic earnings per common share	$ 1.91	$ 2.23	$ 1.48	$ 1.72
Diluted earnings per common share	$ 1.89	$ 2.21	$ 1.47	$ 1.71
2009				
Sales	$ 1,493	$ 1,677	$ 1,614	$ 1,715
Operating income	514	632	578	537
Net earnings	452	582	515	458
Basic earnings per common share	$ 1.51	$ 1.95	$ 1.72	$ 1.53
Diluted earnings per common share	$ 1.51	$ 1.94	$ 1.71	$ 1.51

Quarterly sales trends reflect seasonality in several products, including ocular allergy and otic products, in the form of increased sales during the spring months, which occur during the second quarter in the northern hemisphere.

During the three months ended March 31, 2010, advancements in its sales reporting system permitted the Company to better estimate allowable deductions from sales in the calculation of accrued royalties. This change in estimate resulted in a $24 addition to operating income during the period. However, the U.S. enactment of the Health Care and Education Reconciliation Act of 2010 caused a $25 write-off of deferred tax assets, reducing net earnings in the three months ended March 31, 2010.

In the three months ended March 31, 2010, June 30, 2010, September 30, 2010 and December 31, 2010, the Company incurred pretax expenses totaling $4, $4, $133 and $11, respectively, for costs related to the change of majority ownership discussed in note 16, other costs to support Alcon's board of directors in its evaluation of Novartis's merger proposal, and certain costs related to integration as a subsidiary of Novartis.

Operating income and net earnings in 2009 included costs related to a staffing reduction of approximately 260 employee positions of $18 in the three months ended March 31, 2009 and of $1 in the three months ended September 30, 2009.

Net earnings in the three months ended December 31, 2009 included $30 in additional tax reserves from new information related to prior years' provisions.

Operating income and net earnings after September 15, 2009 reflect the operations of ESBATech subsequent to its acquisition effective September 15, 2009, as discussed in note 18.